6/24



03024037

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sumitomo Mitsui Financial

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
JUN 30 2003
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4395 FISCAL YEAR 3-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DATE : 6/25/03


SMFG

File No. 82-4395
Exhibit A1(a)
(English Translation)

Sumitomo Mitsui Financial Group, Inc. (SMFG)

Consolidated Financial Results for the Fiscal Year ended March 31, 2003

03 JUN 24 AM 7:21

Head Office: 1-2, Yurakucho 1-chome, Chiyoda-ku, Tokyo, Japan
Date of Approval by the Board of Directors: May 26, 2003
Stock Exchange Listings: Tokyo, Osaka and Nagoya
URL: http://www.smfg.co.jp
President: Yoshifumi Nishikawa

AR/S
3-31-03

1. Financial Results (Fiscal Year ended March 31, 2003)

(1) Operating Results

Amounts less than one million yen have been omitted.

	Ordinary Income		Ordinary Profit (Loss)		Net Income (Loss)	
Fiscal year	¥ million	%	¥ million	%	¥ million	%
ended March 31, 2003	3,506,386	–	(515,749)	–	(465,359)	–
ended March 31, 2002	–	–	–	–	–	–

	Net Income (Loss) per Share	Net Income(Loss) Per Share (diluted)	Return on Common Stockholders' Equity	Ordinary Profit (Loss) on Total Assets	Ordinary Profit (Loss) on Ordinary Income
Fiscal year	¥	¥	%	%	%
ended March 31, 2003	(84,324.99)	–	(43.0)	(0.5)	(14.7)
ended March 31, 2002	–	–	–	–	–

Notes: 1. Equity in earnings of affiliates
Fiscal year ended March 31, 2003: 5,718 million yen
2. Average number of shares outstanding (consolidated)
Fiscal year ended March 31, 2003: 5,707,451 shares
3. There is no change in accounting methods.
4. Percentages shown in Ordinary Income, Ordinary Profit (Loss) and Net Income (Loss) are the increase (decrease) from the previous fiscal year.

(2) Financial Position

	Total Assets	Stockholders' Equity	Stockholders' Equity to Total Assets	Stockholders' Equity per Share	Capital Ratio (BIS Guidelines)
	¥ million	¥ million	%	¥	%
March 31, 2003	104,607,449	2,424,074	2.3	106,577.05	(Preliminary) 10.10
March 31, 2002	–	–	–	–	–

Note: Number of shares outstanding (consolidated) as of March 31, 2003: 5,740,942 shares

(3) Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at year-end
Fiscal Year	¥ million	¥ million	¥ million	¥ million
ended March 31, 2003	5,443,200	(4,623,917)	(43,919)	2,900,991
ended March 31, 2002	–	–	–	–

(4) Scope of Consolidation and Application of the Equity Method

(a) Number of consolidated subsidiaries : 170
(b) Number of unconsolidated subsidiaries accounted for by the equity method: 4
(c) Number of affiliated companies accounted for by the equity method : 43

2. Earnings Forecast (Fiscal Year ending March 31, 2004)

(Millions of yen)

	Ordinary Income	Ordinary Profit	Net Income
For the six months ending September 30, 2003	1,650,000	170,000	80,000
For the fiscal year ending March 31, 2004	3,300,000	320,000	150,000

(Reference) Forecasted net income per share for the fiscal year ending March 31, 2004 is 21,069.80 yen.

This document contains certain forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may materially differ from those contained in the forward-looking statements as a result of various factors.
The following items are among the factors that could cause actual results to differ materially from the forward looking statements in this material: business conditions in the banking industry, the regulatory environment, new legislation, competition with other financial services companies, changing technology and evolving banking industry standards and similar matters.

Average number of shares outstanding during the year (consolidated)

	For the Fiscal Year ended March, 31, 2003
Common stock	5,707,451
Preferred stock (type 1) [Preferred stock (first series type 1)]	67,000
Preferred stock (type 2) [Preferred stock (second series type 1)]	100,000
Preferred stock (type 3) [Preferred stock (type 5)]	800,000
Preferred stock (1st to 12th series type 4)	7,138
Preferred stock (13th series type 4)	6,301

(Notes) 1. Number of former SMBC's stock before establishment of SMFG is included.
2. Names of former SMBC's preferred stocks are shown in square brackets.

Number of shares as of year-end (consolidated)

	As of March, 31, 2003
Common stock	5,740,942
Preferred stock (type 1)	67,000
Preferred stock (type 2)	100,000
Preferred stock (type 3)	800,000
Preferred stock (1st to 12th series type 4)	50,100
Preferred stock (13th series type 4)	115,000

Calculation for Indices

- Return on Common Stockholders' Equity:

$$\frac{\text{Net income} - \text{Preferred stock dividends}}{\{(\text{Stockholders' equity at beginning of year} - \text{Number of preferred stocks outstanding at beginning of year} \times \text{Issue price}) + (\text{Stockholders' equity at year-end} - \text{Number of preferred stocks outstanding at year-end} \times \text{Issue price})\} / 2} \times 100$$

- Forecasted Net Income Per Share:

$$\frac{\text{Forecasted Net Income} - \text{Forecasted preferred stock dividends}}{\text{Number of Common stocks outstanding at year-end (excluding treasury stock)}}$$

(Note) From this fiscal year, SMFG applies 'Accounting Standard for Earnings Per Share' (Financial Accounting Standards No.2) and 'Implementation Guidance for Accounting Standard for Earnings Per Share' (Financial Accounting Standards Implementation Guidance No.4).

I. Overview of SMFG Group

Sumitomo Mitsui Financial Group (SMFG) which is a holding company, was established on December 2, 2002. Upon formation of SMFG, Sumitomo Mitsui Banking Corporation transferred all of its shares to SMFG.
SMFG Group conducts primary banking business through the following financial services: leasing, securities, credit card business, investment banking, financing and venture capital.
SMFG has 170 consolidated subsidiaries and 47 companies accounted for by the equity method.

Sumitomo Mitsui Financial Group, Inc.

Banking Business	Principal subsidiaries Domestic * Sumitomo Mitsui Banking Corporation * THE MINATO BANK, LTD. (Listed on the First Section of Tokyo Stock Exchange and Osaka Securities Exchange) * The Bank of Kansai, Ltd. (Listed on the First Section of Osaka Securities Exchange) * The Japan Net Bank, Limited (Internet banking) * SMBC Guarantee Co., Ltd. (Credit guarantee) Overseas * Sumitomo Mitsui Banking Corporation Europe Limited * Manufactures Bank * Sumitomo Mitsui Banking Corporation of Canada * Banco Sumitomo Mitsui Brasileiro S.A. * PT Bank Sumitomo Mitsui Indonesia
Leasing	Principal subsidiaries Domestic * SMBC Leasing Company, Limited * SMBC Auto Leasing Company, Limited Overseas * SMBC Leasing and Finance, Inc.
Other	Principal subsidiaries and affiliated companies Domestic * Sumitomo Mitsui Card Company, Limited (Credit card services) * SAKURA CARD CO., Ltd. (Credit card services) * At-Loan Co., Ltd. (Consumer loans) * SMBC Capital Co., Ltd. (Venture capital) * SMBC Consulting Co., Ltd. (Management consulting) * SMBC Finance Co., Ltd. (Loans and factoring) (Note 1) * Mitsui Finance Service Co., Ltd. (Collecting agent and factoring) (Note 1) * Financial Link Company, Limited (Data processing service and consulting) * Sakura Friend Securities Co., Ltd. (Securities) (Note 2) (Listed on the First Section of Tokyo Stock Exchange, Osaka Securities Exchange and Nagoya Stock Exchange) * Meiko National Securities Co., Ltd. (Securities) (Note 2) (Listed on the First Section of Tokyo Stock Exchange, Osaka Securities Exchange and Nagoya Stock Exchange) * The Japan Research Institute, Limited (Economic research, system engineering, data processing and management consulting) * Sakura KCS Corporation (System engineering and data processing) (Listed on the Second Section of Osaka Securities Exchange) * Sakura Information Systems Co., Ltd. (System engineering and data processing) ** Daiwa Securities SMBC Co. Ltd. (Wholesale securities) ** Daiwa SB Investments Ltd. (Investment advisory and investment trust management) ** Sumitomo Mitsui Asset Management Company, Limited (Investment advisory and investment trust management) ** DLJ direct SFG Securities Inc. (Securities via internet) ** Japan Pension Navigator Co., Ltd. (Operational management of defined contribution pension plans) ** QUOQ Inc. (Purchase of monetary assets and credit guarantee) Overseas * SMBC Capital Markets, Inc. (Investments and derivatives) * SMBC Capital Markets Limited (Derivatives) * Sumitomo Mitsui Finance Australia Limited (Financing)

(Notes) 1. SMBC Finance Co., Ltd., Mitsui Finance Service Co., Ltd and Sakura Finance Service Co., Ltd. merged on April 1, 2003. (New corporate name is SMBC Finance Service Co., Ltd.)
2. Sakura Friend Securities Co., Ltd. and Meiko National Securities Co., Ltd. merged on April 1, 2003. (New corporate name is SMBC Friend Securities Co., Ltd.)
3. (*) means a consolidated subsidiary and (**) means an affiliated company accounted for by the equity method.

II. Principles and Management

1. Management Strategy

SMFG was established in December 2002 to realize a highly flexible group structure for achieving optimal group management and substantial reinforcement of strategic business lines headed by Sumitomo Mitsui Banking Corporation, Sumitomo Mitsui Card Company, Ltd., SMBC Leasing Company, Ltd., and The Japan Research Institute, Ltd.

In the banking franchise, SMFG reinforced strengthened its balance sheet in FY2002 by drastically reducing the financial risks associated with stockholdings and non-performing loans. SMFG sold outright over 1 trillion yen in stockholdings, used the surplus from the merger between Sumitomo Mitsui Banking Corporation ("SMBC") and THE WAKASHIO BANK, LTD. to write off unrealized losses on stocks. In order to accelerate the work-out of NPLs, SMFG established Asset Restructuring Unit for the revitalization of problem corporate borrowers, and boosted the provisions for potential credit cost in step with the government's "Program for Financial Revival". Moreover, with the issuance of preferred stocks twice, SMFG has secured sufficient capital buffer for any worse-case scenario and further fortified the balance sheet. Underpinned by the stronger financial base, SMFG will continue to enhance its earnings power and cost management capability, and accelerate the fortification of its balance sheet this fiscal year.

SMFG will also continue to boost the effectiveness of the other strategic business lines in its effort to raise its net worth as a "new financial services complex".

2. Dividend Policy

SMFG subscribes to a fundamental policy of distributing appropriate dividends while enhancing SMFG group's capital to maintain sound financial position.

3. Issues to be Addressed

Amid a very harsh business environment, SMFG has been undertaking the following action plans to build strong operating and financial base capable of withstanding even worse business conditions.

First, SMFG will further accelerate the reinforcement strengthening of the balance sheet. In FY2002, SMFG disposed a substantial amount of non-performing loans, and bolstered the provisions for potential credit cost associated with "Borrowers Requiring Caution" including "Substandard Borrowers". From this fiscal year, SMFG will steadily reduce the problem asset ratio, to half within two years, by substantially up-pacing the work-out of NPLs, including the revitalization of problem corporate borrowers, mainly through the newly established Asset Restructuring Unit. In FY2002, SMFG also reduced the book value of its stockholdings substantially through drastic write-offs of unrealized losses and impairment, and outright sales, and will further reduce stock price fluctuation risk this fiscal year onward.

Second, SMFG, the banking operation with the highest earnings among Japanese banking groups, will accelerate the implementation of steps it has been taking to improve its cost-income structure. Steps for expanding income include optimizing risk-return profile of its loan portfolio by increasing loan spreads; expanding credit-risk-taking in small and middle market banking, and loan syndications in corporate banking; and developing business models for consulting services in consumer banking. On the cost side, SMFG will achieve an earlier realization of targeted cost reduction by further streamlining the workforce, consolidating branches, integrating computer systems, and other new initiatives.

Third, SMFG will focus on substantially enhancing the profitability of the other strategic business lines headed by Sumitomo Mitsui Card, SMBC Leasing, and Japan Research Institute, taking advantage of the synergy among these companies and SMBC.

By quickly realizing significant results from these actions, SMFG should be able to recover the trust of shareholders and

4. Corporate Governance Policy

SMFG employs an auditor system consisting of five auditors of which three are outside auditors. The Board of Directors also includes outside directors to enhance management transparency and soundness by incorporating their opinions.

The Board of Directors consists of eight directors of which two are outside directors. SMFG has reinforced the Board's oversight functions by setting up three subcommittees: the Risk Management Committee (deliberates on risk management and compliance issues for the SMFG companies in aggregate), the Compensation Committee, and the Nominating Committee. The two outside directors, one a certified public accountant and the other a lawyer, are members of all three committees (one is the Chairman of the Compensation Committee) for supervision of operations from a suitably objective perspective.

The Group Management Committee is the highest decision-making body at the operational level. The President chairs the committee and selects its members from the directors. The committee members debate important management issues, and the President has the authority to make final decisions after considering the committee's recommendations. There is also the Group Strategy Committee, a forum for group company directors to exchange opinions, consult, and report on their business plans.

III. Operating Results and Financial Position

Amounts for the fiscal year ended March 31, 2002 are those of former SMBC.

1. Overview of Consolidated Operating Results and Financial Position for the Fiscal Year Ended March 31, 2003

(1) Profit and Loss

SMFG has managed to strengthen profitability by pursuing its efficiency and reducing expenses through business restructuring during the fiscal year ended March 31, 2003.

In spite of these our effort, Ordinary loss and Net loss amounted 515.7 billion yen and 465.3 billion yen, respectively mainly due to losses on stocks arising from the sluggish stock market and disposal of non-performing loans.

Ordinary income amounted to 3,506.3 billion yen (down 7.2% from the previous year ended March 31, 2002) and Ordinary expense amounted to 4,022.1 billion yen (down 7.8%).

(2) Assets and Liabilities

Deposits amounted to 62,931.0 billion yen (down 2,054.9 billion yen from the previous year ended March 31, 2002) and Negotiable certificates of deposit amounted to 4,853.0 billion yen (down 1,809.0 billion yen).

Loans and bills discounted amounted to 61,082.9 billion yen (down 2,562.6 billion yen).

Total assets amounted to 104,607.4 billion yen (down 3,397.5 billion yen).

(3) Stockholders' Equity

SMFG increased capital of 495.3 billion yen, but stockholders' equity decreased by 488.5 billion yen over the figures as of March 31, 2002 to 2,424.0 billion yen as of March 31, 2003 mainly due to disposition of unrealized losses on other securities and realized losses on stocks.

(4) Cash Flows

SMFG generated 5,443.2 billion yen of Cash flows from operating activities, used 4,623.9 billion yen of Cash flows from investing activities and used 43.9 billion yen of Cash flows from financing activities.

Consequently, Cash and cash equivalents as of March 31, 2003 amounted to 2,900.9 billion yen.

(5) Segments

As for business segments, the percentage of total assets before elimination of internal transactions was 93% (down 0 point from the previous year ended March 31, 2002) for banking business, 2% (up 0 point) for leasing business, and 5% (down 0 point) for other business. The percentage of ordinary income before elimination of internal transactions was 69% (down 1 point) for banking business, 17% (up 4 points) for leasing business, and 14% (down 3 points) for other business.

As for geographic segments, the percentage of total assets before elimination of internal transactions was 90% (up 3 points from the previous year ended March 31, 2002) for Japan, 6% (down 1 point) for the Americas, 2% (down 1 point) for Europe, and 2% (down 1 point) for Asia and Oceania. The percentage of ordinary income before elimination of internal transactions becomes 84% (up 10 points from the previous year ended March 31, 2002) for Japan, 6% (down 5 point) for the Americas, 6% (down 2 points) for Europe, and 4% (down 3 points) for Asia and Oceania.

(6) Capital Ratio (BIS Guideline) (preliminary)

Capital ratio becomes 10.10% on a consolidated basis.

2. Earnings Forecast for the Fiscal Year Ending March 31, 2004

(1) Performance Forecast

In fiscal 2003, SMFG will continue to strengthen its financial base by reviving debt ridden companies and disposition of problem loans and reducing exposure to stock market risk. Furthermore, SMFG aims to enhance profitability and achieve greater operational efficiency.

As for earnings forecast on a consolidated basis, Ordinary income, Ordinary profit and Net income are forecasted to amount to 3,300 billion yen, 320 billion yen, and 150 billion yen, respectively. On a nonconsolidated basis, Ordinary income, Ordinary profit and Net income are forecasted to amount to 55 billion yen, 50 billion yen, and 50 billion yen, respectively.

(2) Dividends Forecast

SMFG will not pay the interim dividends on common stock and preferred stock for the fiscal year ending March 31, 2004 mainly because outlook of economic circumstances and stock market are uncertain. SMFG will pay the year-end dividend as follows:

Common stock	3,000 yen per share
Preferred stock (type 1)	10,500 yen per share
Preferred stock (type 2)	28,500 yen per share
Preferred stock (type 3)	13,700 yen per share
Preferred stock (1st series to 12th series type 4)	135,000 yen per share
Preferred stock (13th series type 4)	67,500 yen per share

IV. Consolidated Financial Statements

Significant Accounting Policies

1. Scope of consolidation

(1) Consolidated subsidiaries 170 companies

Principal companies

Sumitomo Mitsui Banking Corporation
THE MINATO BANK, LTD.
The Bank of Kansai, Ltd.
Sumitomo Mitsui Banking Corporation Europe Limited
Manufactures Bank
SMBC Leasing Company, Limited
Sumitomo Mitsui Card Company, Limited
SMBC Capital Co., Ltd.
SMBC Finance Co., Ltd.
Sakura Friend Securities Co., Ltd.
Meiko National Securities Co., Ltd.
The Japan Institute of Research, Limited
SMBC Capital Markets, Inc.

(2) Nonconsolidated subsidiaries

Principal company

SBCS Co., Ltd.

Ninety-nine subsidiaries including S.B.L. Mercury, Co., Ltd. are silent partnership for lease transactions and their assets and profits/losses do not belong to them substantially. Therefore, pursuant to Article 5 Paragraph 1 Item 2 of Consolidated Financial Statements Regulation, they were excluded from consolidation.

Other nonconsolidated subsidiaries' total assets, ordinary income, net income and retained earnings have no significant impact on the consolidated financial statements.

2. Application of the equity method

(1) Nonconsolidated subsidiaries accounted for by the equity method 4 companies

Principal company

SBCS Co., Ltd.

(2) Affiliates accounted for by the equity method 43 companies

Principal companies

Daiwa Securities SMBC Co. Ltd.
Daiwa SB Investments Ltd.
Sumitomo Mitsui Asset Management Company, Limited
QUOQ Inc.

(3) Nonconsolidated subsidiaries and affiliates that are not accounted for by the equity method

Ninety-nine subsidiaries including S.B.L. Mercury Co., Ltd. are silent partnership for lease transactions and their assets and profits/losses do not belong to them substantially. Therefore, pursuant to Article 10 Paragraph 1 Item 2 of Consolidated Financial Statements Regulation, they are not treated as affiliated companies accounted for by the equity method.

Net income and retained earnings of other nonconsolidated subsidiaries and affiliates that are not accounted for by the equity method have no significant impact on the consolidated financial statements.

3. The balance sheet dates of consolidated subsidiaries

(1) The dates of year-end account closing of consolidated subsidiaries are as follows:

September 30	5	Companies
October 31	1	Company
December 31	62	Companies
January 31	2	Companies
March 31	100	Companies

(2) As for the companies whose balance sheet dates are September 30 and October 31, the accounts were provisionally closed as of March 31 and January 31 for the purpose of consolidation, respectively. The other companies are consolidated on the basis of their respective balance sheet date.

As for the overseas subsidiary that was established in February 2003 and whose balance sheet date is December 31, the accounts were provisionally closed as of March 31 for the purpose of consolidation.

Appropriate adjustments were made for significant transactions during the periods from their respective balance sheet dates to the consolidated closing date.

4. Application of Pooling-of-Interests Method

Sumitomo Mitsui Financial Group (SMFG) which is a holding company, was established on December 2, 2002. Upon formation of SMFG, Sumitomo Mitsui Banking Corporation transferred all of its shares. The accounts were consolidated using the pooling-of-interests method, assuming that the Group's economics were not changed, pursuant to 'Accounting for the consolidation of the holding company established by Stock Exchange or Stock Transfers' (JICPA Accounting Committee Report No.6).

5. Accounting policies

Please refer to the 'Notes to Consolidated Balance Sheet' and 'Notes to Consolidated Statement of Operations.'

6. Valuation of consolidated subsidiaries' assets and liabilities

All assets and liabilities of consolidated subsidiaries including the portion attributable to minority shareholders are valuated for consolidation at fair value when SMFG acquires their control.

7. Amortization of goodwill

Goodwill on Sumitomo Mitsui Card Company, Limited is amortized using the straight-line method over five years and goodwill on other companies is charged or credited to income directly when incurred.

8. Appropriation of retained earnings

The consolidated statement of retained earnings reflects the appropriation of retained earnings made during the consolidated fiscal year.

9. Scope of 'Cash and cash equivalents' on Consolidated Statements of Cash Flows

Please refer to the 'Notes to Consolidated Statement of Cash Flows.'

CONSOLIDATED BALANCE SHEET

March 31, 2003	(Millions of yen)
Assets:	
Cash and due from banks	3,442,523
Call loans and bills bought	187,563
Receivables under resale agreements	109,710
Receivables under securities borrowing transactions	1,981,243
Commercial paper and other debt purchased	363,981
Trading assets	4,495,396
Money held in trust	24,629
Securities	24,118,520
Loans and bills discounted	61,082,946
Foreign exchanges	749,974
Other assets	3,219,009
Premises and equipment	1,007,905
Lease assets	996,344
Deferred tax assets	1,956,103
Deferred tax assets for land revaluation	724
Goodwill	30,031
Customers' liabilities for acceptances and guarantees	3,084,383
Reserve for possible loan losses	(2,243,542)
Total assets	**104,607,449**
Liabilities:	
Deposits	62,931,007
Negotiable certificates of deposit	4,853,017
Call money and bills sold	8,953,084
Payables under repurchase agreements	4,144,735
Payables under securities lending transactions	4,807,245
Commercial paper	187,800
Trading liabilities	2,851,391
Borrowed money	2,580,135
Foreign exchanges	397,666
Bonds	3,583,754
Due to trust account	5,953
Other liabilities	2,558,956
Reserve for employee bonuses	22,079
Reserve for employee retirement benefits	101,408
Reserve for possible losses on loans sold	20,665
Other reserves	649
Deferred tax liabilities	43,930
Deferred tax liabilities for land revaluation	58,788
Acceptances and guarantees	3,084,383
Total liabilities	**101,186,654**
Minority interests	**996,720**
Stockholders' equity:	
Capital stock	1,247,650
Capital surplus	856,237
Retained earnings	311,664
Land revaluation excess	101,440
Net unrealized losses on other securities	(24,197)
Foreign currency translation adjustments	(53,515)
Treasury Stock	(15,204)
Total stockholders' equity	**2,424,074**
Total liabilities, minority interests and stockholders' equity	**104,607,449**

Notes to Consolidated Balance Sheet

1. Amounts less than one million yen have been omitted.

2. Transactions for trading purposes (seeking gains arising from short-term changes in interest rates, currency exchange rates, or market prices of securities and other market related indices or from variation among markets) are included in 'Trading assets' or 'Trading liabilities' on the consolidated balance sheet on a contract date basis.
Securities and monetary claims purchased for trading purposes are stated at the fiscal year-end market value, and financial derivatives such as swaps, futures and options are stated at amounts that would be settled if the transactions were terminated at the consolidated balance sheet date.

3. Held-to-maturity debt securities are debt securities that Sumitomo Mitsui Financial Group, Inc. ('SMFG') or its consolidated subsidiaries have the positive intent and ability to hold to maturity, and are carried at amortized cost using the moving-average method.
Investments in nonconsolidated subsidiaries and affiliates that are not accounted for by the equity method are carried at cost using the moving-average method.
Securities other than trading purpose securities, held-to-maturity debt securities and investments in subsidiaries and affiliates are classified as 'other securities' (available-for-sale securities). Stocks in other securities that have market value are carried at the average market prices during the final month of the fiscal year, and bonds and others that have market prices are carried at their fiscal year-end market prices (cost of securities sold is calculated using primarily the moving-average method). Other securities with no market prices are carried at cost or amortized cost using the moving-average method. Net unrealized gains (losses) on other securities, net of income taxes, are included in 'Stockholders' equity.'

4. Securities included in 'Money held in trust' are carried in the same way as in Notes 2 and 3.

5. Derivatives excluding those classified as trading derivatives are carried at fair value, though some consolidated overseas subsidiaries account for derivative transactions in accordance with local accounting standards.

6. Premises and equipment owned by SMFG and its consolidated subsidiary, Sumitomo Mitsui Banking Corporation ('SMBC'), are depreciated using the straight-line method for premises and the declining-balance method for equipment. The estimated useful lives of major items are as follows:
Buildings: 7 to 50 years
Equipment: 2 to 20 years
Other consolidated subsidiaries depreciate premises and equipment, and lease assets primarily using the straight-line method over the estimated useful lives of the respective assets and the straight-line method over the lease term based on the residual value of assets at the end of the lease term, respectively.

7. Capitalized software for internal use owned by SMFG and its consolidated domestic subsidiaries is depreciated using the straight-line method over its estimated useful life (basically five years).

8. SMBC's assets and liabilities denominated in foreign currencies and overseas branches' accounts are translated into Japanese yen primarily at the exchange rate at the balance sheet date, except for stocks of subsidiaries and affiliates which are translated at prevailing rates at the time of acquisition.
Formerly, SMBC applied the revised accounting standards for foreign currency transactions ('Opinion Concerning Revision of Accounting Standard for Foreign Currency Transactions' issued by Business Accounting Deliberation Council on October 22, 1999), except for the accounting treatment stipulated in 'Temporary Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in Banking Industry' (JICPA Industry Audit Committee Report No.20 'Former report').
From April 1, 2002, SMBC applies the revised accounting standards for foreign currency transactions, except for the treatment which the Former report is applied, in accordance with the temporary treatment regulated by 'Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in Banking Industry' (JICPA Industry Audit Committee Report No.25). Pursuant to the temporary treatment, 'financial swap transactions' and 'treatment on internal contracts and transactions among consolidated subsidiaries' were accounted for by the former method. Also, foreign currency differences arising from futures currency transactions are recognized on the balance sheet on a net basis.
Fund-related swap transactions are as follows:
(1) Principal amounts of credits and debts are reported on the balance sheet in the net amount converted at the exchange rate at the fiscal year-end.
(2) The difference between spot and forward rates are recorded as interest income or expenses on an accrual basis for the period from the spot foreign exchange settlement date to the forward foreign exchange settlement date.
(3) Accrued income or accrued expenses are recognized at the fiscal year-end.
Fund-related swap transactions are foreign exchange transactions that are contracted for the purpose of lending or borrowing funds in different currencies. These transactions consist of spot foreign exchange either bought or sold and forward foreign exchange either bought or sold. The spot foreign exchange bought or sold is the swap transaction for borrowing or lending the principal amount. The forward foreign exchange bought or sold is the swap transaction of the principal and corresponding interest to be paid or received, the amount and due date of which are predetermined.
Other consolidated subsidiaries' assets and liabilities denominated in foreign currencies are translated into Japanese yen at

the exchange rate prevailing at the fiscal year-end of each company.

9. Reserve for possible loan losses of major subsidiaries is provided as detailed below in accordance with the internal standards for write-offs and reserves.

For claims on borrowers who have entered into bankruptcy, special liquidation proceedings or similar legal proceedings ('bankrupt borrowers') or borrowers that are not legally or formally insolvent but are regarded as substantially in the same situation ('effectively bankrupt borrowers'), a reserve is provided based on the amount of claims, after the charge-off stated below, net of the expected amount of recoveries from collateral and guarantees.

For claims on borrowers that are not currently in the status of bankrupt but are likely to become bankrupt in the future, a reserve is provided in the amount deemed necessary based on an overall solvency assessment of the claims, net of the expected amount of recoveries from collateral and guarantees.

Pursuant to 'Audit considerations with respect to the discounted cash flow method used to determine allowance for credit losses by banks and other financial institutions' (issued by JICPA on February 24, 2003), SMBC provides reserve for possible loan losses using the Discounted Cash Flows method as follows for loans to large borrowers classified as 'Past due loans (3 months or more)' or 'Restructured loans':

(1) SMBC rationally estimates the cash flows of principal and interest, and measures their present values by discounting the cash flows using the initial contractual interest rate.

(2) SMBC recognizes the difference between the present value and its book value as estimated losses and provides reserve for possible loan losses.

For other claims, a reserve is provided based on the historical loan-loss ratio.

For claims originated in specific countries, an additional reserve is provided for by the amount deemed necessary based on the assessment of political and economic conditions.

Branches and credit supervision departments assess all claims in accordance with the internal rule for self- assessment of assets, and the Credit Review Department, independent from these operating sections, audits their assessment. The reserves are provided based on the results of these assessments.

Reserve for possible loan losses of other consolidated subsidiaries for general claims is provided in the amount deemed necessary based on the historical loan-loss ratio, and for doubtful claims in the amount deemed uncollectible based on assessment of each claim.

For collateralized or guaranteed claims on bankrupt borrowers and effectively bankrupt borrowers, the amount exceeding the estimated value of collateral and guarantees is deemed to be uncollectible and charged off against the total outstanding amount of the claims. The amount of charge-off was 1,324,459 million yen.

10. Reserve for employee bonuses is provided, in provision for payment of bonuses to employees, by the amount of estimated bonuses attributable to this fiscal year.

11. Reserve for employee retirement benefits is provided, in provision for payment of retirement benefits to employees, by the amount deemed accrued at fiscal year-end, based on the projected retirement benefit obligation and fair value of plan assets at the balance sheet date.

Prior service cost is amortized using the straight-line method over primarily 10 years within the employees' average remaining service period at incurrence.

Unrecognized net actuarial gain (loss) is amortized using the straight-line method over primarily 10 years within the employees' average remaining service period, commencing from the next fiscal year of incurrence.

Unrecognized net transition obligation from initial application of the new accounting standard for employee retirement benefits is amortized using the straight-line method over five years.

Some domestic consolidated subsidiaries received an approval from Minister of Health, Labor and Welfare for exemption from future retirement benefit obligations with respect to the entrusted portion of employee pension fund, in accordance with the implementation of the 'Defined benefit enterprise pension plan law.' They apply the temporary treatment that are regulated by Article 47-2 of 'Practical Guidelines of Accounting for Retirement Benefits (Interim Report)' (JICPA's Accounting Committee Report No.13), and derecognize retirement benefit liabilities on the entrusted portion and plan assets equivalent to the amount to be returned. The amount of expected return of plan assets was 23,906 million yen as of the fiscal year-end.

12. Reserve for possible losses on loans sold is provided for contingent losses arising from decline of market value of underlying collateral for loans sold to the Cooperative Credit Purchasing Company, Limited. This reserve is provided in accordance with the former Article 287-2 of the Commercial Code.

13. Financing leases of SMFG and its consolidated domestic subsidiaries, excluding those in which the ownership of the property is transferred to the lessee, are accounted for in the same manner as operating leases.

14. Pursuant to the temporary treatment regulated by 'Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry' (JICPA Industry Audit Committee Report No.24), SMBC applies 'the risk adjustment approach' to hedging (Macro hedge) in accordance with the Industry Audit Committee Report No.15 'Temporary Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry' issued by JICPA, abiding by the following requirements:

(1) Loans, deposits and other interest-earning assets and interest-bearing liabilities as a whole shall be recognized as the hedged portfolio.

(2) Derivatives as the hedging instruments shall effectively reduce the interest rate exposure of the hedged portfolio.
(3) Effectiveness of hedging activities shall be evaluated on a quarterly basis.
SMBC applies deferred hedge accounting.

In order to hedge risk arising from volatility of exchange rates for stocks of subsidiaries and affiliates and other securities (excluding bonds) denominated in foreign currency, SMBC applies deferred hedge accounting or fair value hedge accounting, on the conditions that the hedged security is specified in advance and that enough on-balance (actual) or off-balance (forward) liability exposure exists to cover the cost of the hedged security in foreign currency base.

Certain interest swaps for the purpose of hedging are accrued and added to or deducted from the interest on the assets or liabilities in view of consistency with the risk management policy.

Other certain consolidated subsidiaries use the deferred hedge accounting or the special treatment for interest rate swaps. A consolidated domestic subsidiary (a leasing company) partly applies the accounting method that are permitted by the Industry Audit Committee Report No.19 'Temporary Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Leasing Industry' issued by JICPA.

15. National and local consumption taxes of SMFG and its consolidated domestic subsidiaries are accounted for using the tax-excluded method.

16. Other reserves required by special laws are reserve for contingent liabilities from financial futures transaction (18 million yen) in accordance with Article 82 of the Financial Futures Transaction Law, and reserve for contingent liabilities from securities transaction (631 million yen) in accordance with Article 51 of the Securities Exchange Law.

17. Accumulated depreciation on premises and equipment and accumulated depreciation on lease assets were 630,121 million yen and 1,490,721 million yen, respectively.

18. Bankrupt loans and non-accrual loans were 201,392 million yen and 2,710,164 million yen, respectively. These amounts include trust with The Resolution and Collection Corporation, a measure regarded as off-balancing, of 40,811 million yen.

'Bankrupt loans' are loans on which SMFG or its consolidated subsidiaries do not currently accrue interest income, as substantial doubt is judged to exist as to the ultimate collectability of either principal or interest as they are past due for a considerable period of time or for other reasons, and meet conditions defined in Article 96-1-3 and 96-1-4 of the Enforcement Ordinance No.97 of the Japanese Corporate Tax Law, issued in 1965. Non-accrual loans are loans on which SMFG or its consolidated subsidiaries do not currently accrue interest income, excluding bankrupt loans and loans for which SMFG or its consolidated subsidiaries are forbearing interest payments to support the borrowers' recovery from financial difficulties.

19. Past due loans (3 months or more) totaled 130,353 million yen.

Past due loans (3 months or more) are loans other than 'Bankrupt loans' and 'Non-accrual loans' on which the principal or interest is past due for three months or more.

20. Restructured loans totaled 2,728,791 million yen.

Restructured loans are loans other than 'Bankrupt loans,' 'Non-accrual loans' and 'Past due loans (3 months or more) for which SMFG or its consolidated subsidiaries have relaxed lending terms, such as reduction of the original interest rate, forbearance of interest payments or principal repayments or has made agreements in favor of borrowers such as debt forgiveness, to support the borrowers' recovery from financial difficulties.

21. The total amount of bankrupt loans, non-accrual loans, past due loans (3 months or more) and restructured loans was 5,770,700 million yen. This amount includes trust with The Resolution and Collection Corporation, a measure regarded as off-balancing, of 40,811 million yen.

The amounts of loans presented in Notes 18 to 21 are amounts before deduction of reserve for possible loan losses.

22. Bills discounted are accounted for as financial transactions in accordance with 'Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry' (JICPA Industry Audit Committee Report No.24) issued by JICPA. SMFG's banking subsidiaries have rights to sell or pledge bank acceptance bought, commercial bills discounted, documentary bills and foreign exchanges bought without restrictions. The total face value was 1,078,333 million yen.

23. Assets pledged as collateral were as follows:

	(Millions of yen)
Assets pledged	
Cash and due from banks	75,268
Trading assets	990,965
Securities	11,458,018
Loans and bills discounted	4,738,320
Other assets (installment account receivable etc.)	1,140
Premises and equipment	535

Liabilities corresponding to assets pledged

Deposits	21,038
Call money and Bills sold	7,952,599
Payables under repurchase agreements	4,107,615
Payables under securities lending transactions	4,189,794
Trading liabilities	136,975
Borrowed money	2,885
Other liabilities	18,548
Acceptances and guarantees	41,108

In addition, cash and due from banks of 54,370 million yen, trading assets of 13,937 million yen, securities of 4,624,346 million yen, loans and bills discounted of 781,138 million yen were pledged as collateral for cash settlements, variation margins of futures markets and certain other purposes.

Premises and equipment include surety deposits and intangible of 121,725 million yen, and other assets include initial margins of futures markets of 14,814 million yen.

24. Net amount of deferred unrealized gains (losses) on hedging instruments to which hedge accounting is applied is reported as deferred profit on hedge and are included in 'Other liabilities.' Gross deferred unrealized losses and gross deferred unrealized gains on hedging instruments were 952,712 million yen and 1,095,321 million yen, respectively.

25. SMBC revaluated its own land for business activities in accordance with the Law Concerning Land Revaluation (the Law) effective March 31, 1998 and the law concerning amendment of the Law effective March 31, 2001. The income taxes corresponded to the net unrealized gains are deferred and reported in 'Liabilities' as 'Deferred tax liabilities for land revaluation,' and the net unrealized gains, net of deferred taxes, are reported as 'Land revaluation excess' in 'Stockholders' equity.'

Other certain consolidated subsidiaries revaluated their own land for business activities in accordance with the Law. The income taxes corresponded to the net unrealized gains (losses) are deferred and reported in 'Liabilities' or 'Assets' as 'Deferred tax liabilities for land revaluation' or 'Deferred tax assets for land revaluation,' and the net unrealized gains (losses), net of deferred taxes, are reported as 'Land revaluation excess' in 'Stockholders' equity.'

Date of the revaluation

SMBC	March 31,1998 and March 31, 2002
Other certain consolidated subsidiaries	March 31,1999 and March 31, 2002

Method of revaluation (provided in Article 3-3 of the Law)

SMBC: Fair values were determined by applying appropriate adjustments for land shape and timing of appraisal to the values specified in Article 2-3, 2-4 or 2-5 of the Enforcement Ordinance of the Law concerning Land Revaluation (the Enforcement Ordinance No.119) effective March 31, 1998.

Other certain consolidated subsidiaries: Fair values were determined based on the values specified in Article 2-3 and 2-5 of the Enforcement Ordinance No.119.

26. The balance of subordinated debt included in 'Borrowed money' was 877,609 million yen.

27. The balance of subordinated bonds included in 'Bonds' was 1,403,028 million yen.

28. Stockholders' equity per share was 106,577.05 yen.

29. Market value and unrealized gains (losses) on securities are shown as below:
In addition to 'Securities,' the amounts below also include trading securities, negotiable certificates of deposit bought and commercial paper classified as 'Trading assets,' negotiable certificates of deposit bought classified as 'Cash and due from banks', and commercial paper and beneficiary claim on loan trust classified as 'Commercial paper and other debt purchased.' This definition is applied up to Notes 32.

(1) Securities classified as trading purposes

	(Millions of yen)
Consolidated balance sheet amount	1,434,190
Valuations gains (losses) included in profit/loss during the fiscal year	(1,096)

(2) Bonds classified as held-to-maturity that have market value

(Millions of yen)

	Consolidated balance sheet amount	Market value	Net unrealized gains (losses)	Gains	Losses
Japanese government bonds	311,391	315,414	4,023	4,023	-
Japanese local government bonds	23,091	23,920	828	828	-
Other	42,413	43,444	1,030	1,136	105
Total	376,896	382,779	5,882	5,988	105

(3) Other securities that have market value

(Millions of yen)

	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)	Gains	Losses
Stocks	3,167,955	3,002,513	(165,442)	112,952	278,395
Bonds	14,024,014	14,135,179	111,164	117,093	5,928
Japanese government bonds	12,516,061	12,590,255	74,193	79,479	5,286
Japanese local government bonds	342,798	352,112	9,314	9,415	101
Japanese corporate bonds	1,165,153	1,192,811	27,657	28,197	540
Other	4,479,136	4,502,770	23,634	42,897	19,263
Total	21,671,106	21,640,463	(30,643)	272,943	303,587

The amount of net unrealized losses on other securities recorded in 'Stockholders' equity' includes net unrealized losses of 24,082 million yen which is the sum of the followings.

	Net unrealized losses (a)	(30,643) million yen
(+)	Deferred tax assets (b)	2,004 million yen
	(c) = (a) + (b)	(28,639) million yen
(-)	Minority interests corresponding to (c)	(4,557) million yen
(+)	SMFG's interests of net unrealized gains (losses) on other securities held by affiliates accounted for by the equity method	(1) million yen
	Total	(24,802) million yen

Other securities with no market value are considered as impaired if the market value decreases significantly below the acquisition cost and such decline is not considered as recoverable. The market value is recognized as the consolidated balance sheet amount and the amount of write-down is accounted for as valuation loss (impaired) for the current fiscal year. Valuation loss for this fiscal year was 494,815 million yen. The rule for determining 'significant decline' is as follows and is based on the classification of issuing company under self-assessment of assets.

Bankrupt/ Effectively bankrupt/ Potentially bankrupt issuers	Market value is lower than acquisition cost
Issuers requiring caution	Market value is 30% or more lower than acquisition cost
Normal issuers	Market value is 50% or more lower than acquisition cost

Bankrupt issuers: issuers that are legally bankrupt or formally declared bankrupt
Effectively bankrupt issuers: issuers that are not legally bankrupt but regarded as substantially bankrupt
Potentially bankrupt issuers: issuers that are not bankrupt now, but are perceived to have a high risk of falling into bankruptcy
Issuers requiring caution: issuers that are identified for close monitoring
Normal issuers: issuers other than the above four categories of issuers

30. The amount of other securities sold during the fiscal year is as follows:

(Millions of yen)

Sales amount	Gains on sales	Losses on sales
37,709,925	231,862	190,364

31. Summary information on securities that do not have market value is as follows:

(Millions of yen)

	Consolidated balance sheet amount
Bonds classified as held-to-maturity	
Unlisted foreign securities	4,105
Other	6,463
Other securities	
Unlisted bonds	1,176,885
Unlisted foreign securities	363,282
Unlisted stocks (except for OTC stocks)	281,888
Other	137,050

32. Redemption schedule of other securities that have maturities and bonds classified as held-to-maturity is as follows:

(Millions of yen)

	1 year or less	More than 1 year to 5 years	More than 5 years to 10 years	Over 10 years
Bonds	3,482,943	8,134,230	3,769,404	260,826
Japanese government bonds	3,303,635	6,306,161	3,034,984	256,865
Japanese local government bonds	11,935	138,933	223,723	612
Japanese corporate bonds	167,372	1,689,135	510,695	3,349
Other	355,161	2,886,041	765,581	880,974
Total	3,838,104	11,020,271	4,534,985	1,141,800

33. Information on money held in trust is as follows:

Money held in trust classified as trading purposes

	(Millions of yen)
Consolidated balance sheet amount	1,629
Valuation gains included in profit/loss during the fiscal year	12

Other money held in trust

(Millions of yen)

Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (loss)	Gains	Losses
23,044	23,000	(44)	510	555

Net unrealized losses on other money held in trust of 44 million yen shown above are included in 'Net unrealized losses on other securities.'

34. 'Japanese Government Bonds' include 999 million yen of unsecured loans of securities for which borrowers have the rights to sell or pledge. 'Japanese Government Bonds' include 140 million yen of loaned securities for which borrowers only have the rights to pledge and not to sell.
As for the unsecured borrowed securities by cash for which SMFG's subsidiaries have the rights to sell or pledge and for the securities which the subsidiaries purchased under resale agreements, that are permitted to sell or pledge without restrictions, 2,084,632 million yen of securities are pledged, 99,624 million yen of securities are held in hand as of the balance sheet date.

35. Commitment line contracts on overdrafts and loans are agreements to lend to customers to prescribed amount as long as there is no violation of any condition established in the contracts. The amount of unused commitments was 31,475,362 million yen, and the amount of unused commitments whose original contract terms are within one year or unconditionally cancelable at any time was 28,769,561 million yen. Since many of these commitments are expected to expire without being drawn upon, the total amount of unused commitments does not necessarily represent actual future cash flow. Many of these commitments have clauses that SMFG or its consolidated subsidiaries can reject the application from customers or reduce the contract amounts in the case of change in economic conditions, SMFG or its consolidated subsidiaries need to secure claims, or other circumstances. In addition, SMFG or its consolidated subsidiaries request the customers to pledge collateral such as premises and securities, and take necessary measures such as reviewing the customers' financial positions during the contract period, revising contracts when need arises, and securing claims.

36. Information on projected benefit obligation and others at this fiscal year-end is shown as follows:

	(Millions of yen)
Projected benefit obligation	(1,164,570)
Fair value of plan assets	723,175
Unfunded projected benefit obligation	(441,395)
Unrecognized net transition obligation	44,087
Unrecognized net actuarial differences	349,118
Unrecognized prior service cost (net)	(53,218)
Net amount recorded on the consolidated balance sheet	(101,408)
Reserve for employee retirement benefits	(101,408)

37. With the implementation of the 'Metropolitan ordinance regarding the imposition of enterprise taxes through external standards taxation on banks in Tokyo' (Tokyo Metropolitan Ordinance No.145, April 1, 2000) ('the metropolitan ordinance'), enterprise taxes that were hitherto levied on income are now levied on gross banking profit.
On October 18, 2000, Sakura Bank and Sumitomo Bank filed a lawsuit with the Tokyo District Court against the Tokyo metropolitan government and the Governor of Tokyo seeking to void the metropolitan ordinance. They won the case eventually entirely on March 26, 2002 with a decision of the Tokyo District Court in the Bank's favor, on the grounds that the metropolitan ordinance was illegal. The District Court ordered the metropolitan government to return to the Banks advance tax payments of 16,633 million yen and also awarded to the Banks damages of 200 million yen. On March 29, 2002 the metropolitan government lodged an appeal with the Tokyo High Court against the decision, and on April 9, 2002 the plaintiff banks at the first trial including former SMBC also lodged an appeal. Former SMBC won the second-trial case eventually on January 30, 2003 with a decision of the Tokyo High Court in SMBC's favor, on the grounds that the metropolitan ordinance was illegal. The High Court ordered the metropolitan government to return to SMBC advance tax payments of 36,175 million yen. On February 10, 2003 the metropolitan government lodged a final appeal with the Supreme Court against the decision, and on February 13, 2003 the plaintiff banks at the first trial including SMBC also lodged a final appeal.
It is the opinion of SMBC that the metropolitan ordinance is both unconstitutional and illegal. SMBC has asserted this opinion in the courts and the matter is still in litigation. The fact that during this fiscal year SMBC has applied the same

treatment as in the previous year, accounting for enterprise taxes through external standards taxation on banks in Tokyo in accordance with the metropolitan ordinance, is because SMBC has deemed it appropriate at this stage to continue with the same accounting treatment as before. This accounting treatment does not constitute in any way an admission on the part of SMBC either of the constitutionality or of the legality of the metropolitan ordinance.

With the implementation of the metropolitan ordinance, enterprise taxes relating to banks in Tokyo were recorded in 'Other expenses' in the amounts of 16,833 million yen for the year ended March 31, 2001 (sum of Sakura Bank and Sumitomo Bank), 19,862 million yen for the year ended March 31, 2002 and 18,269 million yen for the year ended March 31, 2003. As a result, 'Ordinary profit' for the each fiscal year decreased by the corresponding amount as compared with the previous standards under which enterprise taxes were levied on income. There is no impact on 'Income tax, current' as compared with the previous standards under which enterprise taxes were levied on income. Consequently, stockholders' equity decreased by 32,495 million yen. Since the enterprise taxes in question are not included in the calculations for accounting for tax effects, there was a decrease in 'Deferred tax assets' of 98,703 million yen as compared with the amount that it would have been had the enterprise taxes been levied on income instead of gross profits. There was also a decrease in 'Deferred tax liabilities for land revaluation' of 3,236 million yen, and consequently stockholders' equity decreased by 95,467 million yen.

With the implementation of the 'Municipal Ordinance regarding the imposition of enterprise taxes through external standards taxation on banks in Osaka' (Osaka Municipal Ordinance No.131, June 9, 2000) ('the municipal ordinance'), enterprise taxes which were hitherto levied on income are now levied on gross banking profit.

On April 4, 2002, SMBC filed a lawsuit with the Osaka District Court against the Osaka municipal government and the Governor of Osaka seeking to void the municipal ordinance. With the implementation of the 'Revision of Municipal Ordinance regarding the imposition of enterprise taxes through external standards taxation on banks in Osaka' (Osaka Municipal Ordinance No.77, 2002) ('the revised municipal ordinance 2002') on May 30, 2002, and the implementation of the 'Revision of Municipal Ordinance regarding the imposition of enterprise taxes through external standards taxation on banks in Osaka' (Osaka Municipal Ordinance No.14, 2003) ('the revised municipal ordinance 2003') on April 1, 2003, the special treatment regarding the tax basis is to be applicable from the fiscal year starting on April 1, 2003. The enterprise taxes which the banks should pay to Osaka municipal government this term are subject to the supplementary provision 2 of the revised municipal ordinance 2003, which provides the banks shall pay the enterprise taxes based on the lesser of gross banking profit or income. SMBC, therefore, filed and paid the enterprise taxes based on income. The fact that SMBC filed and paid the enterprise taxes according to the revised municipal ordinance does not constitute in any way an admission on the part of SMBC either of the constitutionality or of the legality of the revised municipal ordinance 2002 and 2003 as well as the municipal ordinance. Since the enterprise taxes in question are not included in the calculations for accounting for tax effects, there was a decrease in 'Deferred tax assets' of 48,699 million yen as compared with the amount that it would have been had the enterprise taxes been levied on income instead of gross profits. There was also a decrease in 'Deferred tax liabilities for land revaluation' of 1,575 million yen, and consequently stockholders' equity decreased by 47,124 million yen.

38. With the implementation of the 'Revision of the Local Tax Law' (Legislation No.9, 2003) on March 31, 2003, the tax basis of enterprise taxes, which was stipulated as 'income and liquidation income' by the 12th paragraph of Article 72 of the Local Tax Law before the revision, is to be a combination of 'amount of added value,' 'amount of capital' and 'income and liquidation income' from the fiscal year starting April 1, 2004. The enterprise taxes that have tax bases of the 'amount of added value' and the 'amount of capital' are not pertinent to the enterprise taxes that have tax bases of income-related amounts. The 'Revision of the Local Tax Law' also stipulates that the metropolitan ordinance and the municipal ordinance are to be abolished from the fiscal year starting April 1, 2004.

    In connection with the 'Revision of the Local Tax Law,' the effective statutory tax rate used in the calculations of domestic subsidiaries' deferred tax assets and liabilities from the fiscal year starting April 1, 2004 was changed, and thus, there were an increase in 'Deferred tax assets' of 63,905 million yen and a decrease in 'Income taxes, deferred' of 64,127 million yen. There were also an increase in 'Deferred tax liabilities for land revaluation' of 2,609 million yen and a decrease in 'Land revaluation excess' of 2,618 million yen.

    As for SMBC, the effective statutory tax rate used in the calculations of deferred tax assets and liabilities was changed from 38.62% to 40.46%. As a result, there were an increase in 'Deferred tax assets' of 67,657 million yen and a decrease in 'Income taxes, deferred' of the same amount. There were also an increase in 'Deferred tax liabilities for land revaluation' of 2,634 million yen and a decrease in 'Land revaluation excess' of the same amount.

39. 'Accounting Standard for Treasury Stock and Reversal of Legal Reserves' (Financial Accounting Standards No.1) was applied from this fiscal year and 'Parent company's stocks held by subsidiaries' are included in 'Treasury stock.'

    In accordance with the accounting standard, when 'parent company's stocks held by subsidiaries' are deducted from stockholders' equity, the equivalent to SMFG's equity and minority shareholders' equity are deducted from 'Stockholders' equity' and 'Minority interests,' respectively.

CONSOLIDATED STATEMENT OF OPERATIONS

Year ended March 31, 2003	(Millions of yen)
Ordinary income:	3,506,386
Interest income	1,816,908
Interest on loans and discounts	1,262,092
Interest and dividends on securities	268,261
Interest on call loans and bills bought	4,179
Interest on receivables under resale agreements	1,352
Interest on receivables under securities borrowing transactions	225
Interest on deposits with banks	34,768
Other interest income	246,028
Trust fees	7
Fees and commissions	424,238
Trading profits	206,496
Other operating income	946,957
Lease-related income	392,362
Installment-related income	178,671
Other	375,923
Other income	111,776
Ordinary expenses:	4,022,136
Interest expenses	417,404
Interest on deposits	152,373
Interest on negotiable certificates of deposit	7,576
Interest on call money and bills sold	3,724
Interest on payables under repurchase agreements	18,185
Interest on payables under securities lending transactions	28,830
Interest on commercial paper	380
Interest on borrowed money	52,380
Interest on bonds	76,202
Amortization of bond discounts	77
Interest on bonds with subscription rights	16
Other interest expenses	77,654
Fees and commissions	71,338
Trading losses	725
Other operating expenses	721,134
Lease-related expenses	344,621
Installment-related expenses	161,889
Other	214,624
General and administrative expenses	889,237
Other expenses	1,922,296
Transfer to reserve for possible loan losses	654,711
Other	1,267,584
Ordinary loss	**515,749**
Extraordinary gains	11,906
Gains on disposition of premises and equipment	5,578
Collection of written-off claims	1,833
Transfer from reserve for contingent liabilities from securities transaction	80
Other extraordinary gains	4,413
Extraordinary losses	87,071
Losses on disposition of premises and equipment	38,880
Other extraordinary losses	48,190
Loss before income taxes and minority interests	**590,914**
Income taxes, Current	66,068
Deferred	(225,190)
Minority interests in net income	33,567
Net loss	465,359

Notes to Consolidated Statement of Operations

1. Amounts less than one million yen have been omitted.

2. Net loss per share was 84,324.99 yen.
   From this fiscal year, SMFG applies 'Accounting Standard for Earnings Per Share' (Financial Accounting Standards No.2) and 'Implementation Guidance for Accounting Standard for Earnings Per Share' (Financial Accounting Standards Implementation Guidance No.4). This accounting change has no impact on net loss per share.

3. Profits and losses on trading transactions are recognized on a trade date basis, and recorded as 'Trading profits' and 'Trading losses.' Both accounts include interest received or paid during the fiscal year. The valuation differences of securities and money claims between the previous fiscal year-end and this fiscal year-end are recorded in the above-mentioned accounts. As for the derivatives, assuming that the settlement will be made in cash, valuation differences between this fiscal year-end and previous fiscal year-end are recorded in the above-mentioned accounts.

4. Standards for recognizing rental income on lease transactions and income/expenses on installment sales are as follows:
   (1) Recognition of lease-related income on lease transactions
   Basically, lease-related income is recognized on a straight-line basis over the full term of the lease, based on the monthly rent revenue.
   (2) Recognition of income and expenses on installment sales
   Basically, installment-sales-related income and installment-sales-related expenses are recognized on a due-date basis over the full term of the installment sales.

5. 'Other income' includes gains on sales of stocks and other securities of 54,004 million yen.

6. 'Other' in 'Other expenses' includes write-off of loans of 364,605 million yen and losses on devaluation of stocks of 507,624 million yen.

7. 'Other extraordinary gains' are gains on return of the entrusted portion of employee pension fund.

8. 'Other extraordinary losses' include amortized cost of unrecognized net obligation from initial application of the new accounting standard for employee retirement benefits of 23,158 million yen and losses on disposal of software of 15,014 million yen.

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

Year ended March 31, 2003	(Millions of yen)
Capital surplus	
Balance of capital surplus at beginning of year	1,684,373
Balance of capital reserve at beginning of year	1,326,758
Balance of other capital surplus at beginning of year	357,614
Increase of capital surplus	577,465
Increase due to establishment of SMFG by stock transfer	326,746
Stock issue due to capital increase	247,650
Increase due to merger	3,069
Decrease of capital surplus	1,405,601
Decrease due to mergers of consolidated subsidiaries	1,405,507
Losses on disposition of treasury stock	93
Balance of capital surplus at end of year	856,237
Retained earnings	
Retained earnings at beginning of year	117,743
Increase of retained earnings	696,631
Increase due to merger	15,813
Increase due to merger of consolidated subsidiaries	658,443
Increase due to increase of affiliates accounted for by the equity method	5,248
Increase due to transfer of land revaluation excess	17,125
Decrease of retained earnings	502,710
Net loss	465,359
Dividends paid	37,349
Decrease due to decrease of consolidated subsidiaries	2
Balance of retained earnings at end of year	311,664

(Note) Amounts less than one million yen have been omitted.

CONSOLIDATED STATEMENT OF CASH FLOWS

Year ended March 31, 2003	(Millions of yen)
1. Cash flows from operating activities:	
Loss before income taxes and minority interests	(590,914)
Depreciation of premises, equipment and others	89,414
Depreciation of lease assets	312,562
Amortization of goodwill	10,171
Equity in earnings of affiliates	(5,718)
Net change in reserve for possible loan losses	82,688
Net change in reserve for possible losses on loans sold	(65,706)
Net change in reserve for employee bonuses	(140)
Net change in reserve for employee retirement benefits	(47,563)
Interest income	(1,816,908)
Interest expenses	417,404
Net (gains) losses on securities	471,528
Net (income) loss from money held in trust	4,003
Net (gains) losses on foreign exchange	170,155
Net (gains) losses from disposition of premises and equipment	33,301
Net (gains) losses from disposition of lease assets	1,505
Net change in trading assets	(1,253,569)
Net change in trading liabilities	569,881
Net change in loans and bills discounted	2,472,161
Net change in deposits	(2,024,876)
Net change in negotiable certificates of deposit	(1,806,894)
Net change in borrowed money (excluding subordinated debt)	(261,965)
Net change in deposits with banks	2,947,705
Net change in call loans, bills bought and receivables under resale agreements	1,280,173
Net change in receivables under securities borrowing transactions	1,039,276
Net change in call money, bills sold and payables under repurchase agreements	902,660
Net change in commercial paper	(979,700)
Net change in payables under securities lending transactions	1,632,445
Net change in foreign exchanges (Assets)	42,144
Net change in foreign exchanges (Liabilities)	99,013
Issuance and redemption of bonds (excluding subordinated bonds)	457,319
Net change in due to trust account	5,953
Interest received	1,956,975
Interest paid	(464,798)
Other, net	(100,004)
Subtotal	**5,579,686**
Income taxes paid	(136,485)
Net cash provided by operating activities	**5,443,200**
2. Cash flows from investing activities:	
Purchases of securities	(49,938,065)
Proceeds from sale of securities	37,711,992
Proceeds from maturity of securities	7,907,363
Purchases of money held in trust	(14,622)
Proceeds from sale of money held in trust	23,624
Purchases of premises and equipment	(69,884)
Proceeds from sale of premises and equipment	73,677
Purchases of lease assets	(336,512)
Proceeds from sale of lease assets	33,900
Purchases of stocks of subsidiaries	(15,444)
Proceeds from sale of stocks of subsidiaries	53
Net cash used in investing activities	**(4,623,917)**
3. Cash flows from financing activities:	
Proceeds from issuance of subordinated debt	165,000
Repayment of subordinated debt	(286,500)
Proceeds from issuance of subordinated bonds, bonds with subscription rights for shares and notes	223,950
Repayment of subordinated bonds, bonds with subscription rights for shares and notes	(565,522)
Proceeds from issuance of stocks	495,300
Dividends paid	(37,348)
Income from minority stockholders	220
Dividends paid to minority stockholders	(39,621)
Purchases of treasury stock	(7,875)
Proceeds from sale of treasury stock	8,479
Net cash used in financing activities	**(43,919)**
4. Foreign currency translation adjustments on cash and cash equivalents	**(2,629)**
5. Net change in cash and cash equivalents	**772,734**
6. Cash and cash equivalents at beginning of year	**2,128,742**
7. Change in cash and cash equivalents due to merger of consolidated subsidiaries	**0**
8. Change in cash and cash equivalents due to decrease of consolidated subsidiaries	**(486)**
9. Cash and cash equivalents at end of year	[illegible]

Notes to Consolidated Statement of Cash Flows

1. Amounts less than one million yen have been omitted.

2. For the purposes of presenting the consolidated statement of cash flows, 'Cash and cash equivalents' are cash on hand and non-interest earning deposits with banks.

3. Reconciliation of 'Cash and due from banks' of the consolidated balance sheet to 'Cash and cash equivalents' at the fiscal year-end is as follows:

March 31, 2003

	(Millions of yen)
Cash and due from banks	3,442,523
Interest-earning deposits	(541,532)
Cash and cash equivalents	2,900,991

4. Reconciliation of the opening balance and the expense for acquisition with respect to acquisition of five companies including Meiko National Securities Co., Ltd. and MITSUI AUTO LEASING, LTD are as follows:

		(Millions of yen)	
Assets		191,318	[including Lease assets of 82,346 million yen]
Liabilities		(150,698)	[including Borrowed money of (96,817) million yen]
Minority interests		(26,881)	
Goodwill		5,013	
Acquisition costs for the five companies' stocks	(a)	18,751	
Cash and cash equivalents of the five companies' stocks	(b)	(3,306)	
(a) – (b) Expense for acquisition of the five companies		15,444	

COMPARATIVE CONSOLIDATED BALANCE SHEETS (CONDENSED)

	March 31		(Millions of yen)
	2003 (A)	2002 [SMBC] (B)	Difference (A-B)
Assets:			
Cash and due from banks	3,442,523	5,632,296	(2,189,773)
Call loans and bills bought	187,563	720,154	(532,591)
Receivables under resale agreements	109,710	793,266	(683,556)
Receivables under securities borrowing transactions	1,981,243	-	1,981,243
Commercial paper and other debt purchased	363,981	461,879	(97,898)
Trading assets	4,495,396	3,278,105	1,217,291
Money held in trust	24,629	33,860	(9,231)
Securities	24,118,520	20,694,632	3,423,888
Loans and bills discounted	61,082,946	63,645,586	(2,562,640)
Foreign exchanges	749,974	795,755	(45,781)
Other assets	3,219,009	6,447,644	(3,228,635)
Premises and equipment	1,007,905	1,207,589	(199,684)
Lease assets	996,344	927,120	69,224
Deferred tax assets	1,956,103	1,882,464	73,639
Deferred tax assets for land revaluation	724	726	(2)
Goodwill	30,031	18,518	11,513
Customers' liabilities for acceptances and guarantees	3,084,383	3,625,047	(540,664)
Reserve for possible loan losses	(2,243,542)	(2,159,649)	(83,893)
Total assets	**104,607,449**	**108,005,001**	**(3,397,552)**
Liabilities:			
Deposits	62,931,007	64,985,976	(2,054,969)
Negotiable certificates of deposit	4,853,017	6,662,097	(1,809,080)
Call money and bills sold	8,953,084	10,775,484	(1,822,400)
Payables under repurchase agreements	4,144,735	1,468,504	2,676,231
Pledged money for securities lending transactions	–	3,174,799	(3,174,799)
Payables under securities lending transactions	4,807,245	–	4,807,245
Commercial paper	187,800	1,167,500	(979,700)
Trading liabilities	2,851,391	2,331,500	519,891
Borrowed money	2,580,135	2,889,907	(309,772)
Foreign exchanges	397,666	299,610	98,056
Bonds	3,583,754	3,505,820	77,934
Convertible bonds	–	1,106	(1,106)
Due to trust account	5,953	–	5,953
Other liabilities	2,558,956	2,861,669	(302,713)
Reserve for employee bonuses	22,079	21,606	473
Reserve for employee retirement benefits	101,408	147,972	(46,564)
Reserve for possible losses on loans sold	20,665	86,371	(65,706)
Other reserves	649	336	313
Deferred tax liabilities	43,930	39,206	4,724
Deferred tax liabilities for land revaluation	58,788	64,015	(5,227)
Acceptances and guarantees	3,084,383	3,625,047	(540,664)
Total liabilities	**101,186,654**	**104,108,534**	**(2,921,880)**
Minority interests	**996,720**	**983,847**	**12,873**
Total stockholders' equity	**2,424,074**	**2,912,619**	**(488,545)**
Total liabilities, minority interests and stockholders' equity	**104,607,449**	**108,005,001**	**(3,397,552)**

(Notes) 1. Amounts for March 31, 2002 are those of former SMBC.
2. Amounts less than one million yen have been omitted.

COMPARATIVE CONSOLIDATED STATEMENTS OF OPERATIONS (CONDENSED)

	Year ended March 31,		(Millions of yen)
	2003 (A)	2002 [SMBC] (B)	Difference (A-B)
Ordinary income:	3,506,386	3,779,702	(273,316)
Interest income	1,816,908	2,176,685	(359,777)
Interest on loans and discounts	1,262,092	1,420,950	(158,858)
Interest and dividends on securities	268,261	318,508	(50,247)
Trust fees	7	–	7
Fees and commissions	424,238	387,280	36,958
Trading profits	206,496	129,450	77,046
Other operating income	946,957	845,583	101,374
Other income	111,776	240,702	(128,926)
Ordinary expenses:	4,022,136	4,360,330	(338,194)
Interest expenses	417,404	726,901	(309,497)
Interest on deposits	152,373	331,670	(179,297)
Fees and commissions	71,338	67,747	3,591
Trading losses	725	17	708
Other operating expenses	721,134	666,651	54,483
General and administrative expenses	889,237	935,553	(46,316)
Other expenses	1,922,296	1,963,458	(41,162)
Ordinary loss	**(515,749)**	**(580,628)**	**64,879**
Extraordinary gains	**11,906**	**29,428**	**(17,522)**
Extraordinary losses	**87,071**	**53,138**	**33,933**
Loss before income taxes and minority interests	**(590,914)**	**(604,338)**	**13,424**
Income taxes, Current	66,068	101,860	(35,792)
Income taxes, Deferred	(225,190)	(289,305)	64,115
Minority interests in net income	**33,567**	**46,993**	**(13,426)**
Net loss	**(465,359)**	**(463,887)**	**(1,472)**

(Notes) 1. Amounts for March 31, 2002 are those of former SMBC.
2. Amounts less than one million yen have been omitted.

COMPARATIVE CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (CONDENSED)

	Year ended March 31,		(Millions of yen)
	2003 (A)	2002 [SMBC] (B)	Difference (A-B)
Balance of retained earnings at beginning of year	-	319,924	(319,924)
Increase of retained earnings	-	741,468	(741,468)
Decrease of retained earnings	-	122,148	(122,148)
Net loss	-	(463,887)	463,887
Balance of retained earnings at end of year	-	475,357	(475,357)
Capital surplus			
Balance of capital surplus at beginning of year	1,684,373	-	1,684,373
Balance of capital reserve at beginning of year	1,326,758	-	1,326,758
Balance of other capital surplus at beginning of year	357,614	-	357,614
Increase of capital surplus	577,465	-	577,465
Decrease of capital surplus	1,405,601	-	1,405,601
Balance of capital surplus at end of year	856,237	-	856,237
Retained earnings			
Retained earnings at beginning of year	117,743	-	117,743
Increase of retained earnings	696,631	-	696,631
Decrease of retained earnings	502,710	-	502,710
Balance of retained earnings	311,664	-	311,664

(Notes) 1. Amounts for March 31, 2002 are those of former SMBC.
2. Amounts less than one million yen have been omitted.

COMPARATIVE CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended March 31, 2003 (A)	2002 [SMBC] (B)	(Millions of yen) Difference (A-B)
1. Cash flows from operating activities:			
Income (Loss) before income taxes and minority interests	(590,914)	(604,338)	13,424
Depreciation of premises, equipment and others	89,414	96,374	(6,960)
Depreciation of lease assets	312,562	306,044	6,518
Amortization of goodwill	10,171	4,806	5,365
Equity in earnings of affiliates	(5,718)	(2,964)	(2,754)
Net change in reserve for possible loan losses	82,688	884,174	(801,486)
Net change in reserve for possible losses on loans sold	(65,706)	(58,895)	(6,811)
Net change in reserve for employee bonuses	(140)	21,606	(21,746)
Net change in reserve for employee retirement benefits	(47,563)	(42,469)	(5,094)
Interest income	(1,816,908)	(2,176,685)	359,777
Interest expenses	417,404	726,901	(309,497)
Net (gains) losses on securities	471,528	(64,057)	535,585
Net (income) loss from money held in trust	4,003	56	3,947
Net (gains) losses on foreign exchange	170,155	(160,717)	330,872
Net (gains) losses from disposition of premises and equipment	33,301	23,052	10,249
Net (gains) losses from disposition of lease assets	1,505	995	510
Gain on sale of business operation	-	(5,000)	5,000
Net change in trading assets	(1,253,569)	(757,328)	(496,241)
Net change in trading liabilities	569,881	1,030,514	(460,633)
Net change in loans and bills discounted	2,472,161	1,794,503	677,658
Net change in deposits	(2,024,876)	1,887,932	(3,912,808)
Net change in negotiable certificates of deposit	(1,806,894)	(4,989,141)	3,182,247
Net change in borrowed money (excluding subordinated debt)	(261,965)	(456,519)	194,554
Net change in deposits with banks	2,947,705	2,018,942	928,763
Net change in call loans, bills bought and receivables under resale agreements	1,280,173	1,904,425	(624,252)
Net change in pledged money for securities borrowing transactions	-	(2,196,808)	2,196,808
Net change in receivables under securities borrowing transactions	1,039,276	-	1,039,276
Net change in call money, bills sold and payables under repurchase agreements	902,660	(3,020,667)	3,923,327
Net change in commercial paper	(979,700)	(569,827)	(409,873)
Net change in pledged money for securities lending transactions	-	(1,715,984)	1,715,984
Net change in payables under securities lending transactions	1,632,445	-	1,632,445
Net change in foreign exchanges (Assets)	42,144	(56,299)	98,443
Net change in foreign exchanges (Liabilities)	99,013	48,749	50,264
Net change in bonds (excluding subordinated bonds)	457,319	359,901	97,418
Net change in due to trust account	5,953	-	5,953
Interest received	1,956,975	2,342,208	(385,233)
Interest paid	(464,798)	(829,888)	365,090
Other, net	(100,004)	(1,070,901)	970,897
Subtotal	**5,579,686**	**(5,327,304)**	**10,906,990**
Income taxes paid	(136,485)	(54,205)	(82,280)
Net cash provided by (used in) operating activities	**5,443,200**	**(5,381,510)**	**10,824,710**
2. Cash flows from investing activities:			
Purchases of securities	(49,938,065)	(39,722,661)	(10,215,404)
Proceeds from sale of securities	37,711,992	32,828,672	4,883,320
Proceeds from maturity of securities	7,907,363	12,828,207	(4,920,844)
Purchases of money held in trust	(14,622)	(5,011)	(9,611)
Proceeds from sale of money held in trust	23,624	42,663	(19,039)
Purchases of premises and equipment	(69,884)	(73,354)	3,470
Proceeds from sale of premises and equipment	73,677	134,704	(61,027)
Purchases of lease assets	(336,512)	(342,964)	6,452
Proceeds from sale of lease assets	33,900	37,736	(3,836)
Purchases of stocks of subsidiaries	(15,444)	(599)	(14,845)
Proceeds from sale of stocks of subsidiaries	53	416	(363)
Proceeds from sale of business operation	-	5,000	(5,000)
Net cash provided by (used in) investing activities	**(4,623,917)**	**5,732,808**	**(10,356,725)**
3. Cash flows from financing activities:			
Proceeds from issuance of subordinated debt	165,000	128,000	37,000
Repayment of subordinated debt	(286,500)	(278,000)	(8,500)
Proceeds from issuance of subordinated bonds, convertible bonds and notes	-	201,198	(201,198)
Proceeds from issuance of subordinated bonds, bonds with subscription rights for shares and notes	223,950	-	223,950
Repayment of subordinated bonds, convertible bonds and notes	-	(262,361)	262,361
Repayment of subordinated bonds, bonds with subscription rights for shares and notes	(565,522)	-	(565,522)
Proceeds from issuance of stocks	495,300	-	495,300
Dividends paid	(37,348)	(11,101)	(26,247)
Payment of delivered money due to merger	-	(17,839)	17,839
Income from minority stockholders	220	9,000	(8,780)
Dividends paid to minority stockholders	(39,621)	(39,064)	(557)
Purchases of treasury stock	(7,875)	(8,539)	664
Proceeds from sale of treasury stock	8,479	8,286	193
Proceeds from sale of parent bank stocks held by subsidiaries	-	1,607	(1,607)
Net cash used in financing activities	**(43,919)**	**(268,813)**	**224,894**
4. Foreign currency translation adjustments on cash and cash equivalents	(2,629)	3,595	(6,224)
5. Net change in cash and cash equivalents	772,734	86,079	686,655
6. Cash and cash equivalents at beginning of year	2,128,742	868,132	1,260,610
7. Change in cash and cash equivalents due to merger	-	1,075,527	(1,075,527)
8. Change in cash and cash equivalents due to merger of consolidated subsidiaries	0	2,544	(2,544)
9. Change in cash and cash equivalents due to newly consolidated subsidiaries	-	96,459	(96,459)
10. Change in cash and cash equivalents due to decrease of consolidated subsidiaries	(486)	-	(486)
11. Cash and cash equivalents at end of year	2,900,991	2,128,742	772,249

(Notes) 1. Amounts for March 31, 2002 are those of former SMBC.
2. Amounts less than one million yen have been omitted.

V. SEGMENT INFORMATION

(1) Business segment information

Year ended March 31, 2003 (Millions of yen)

	Banking Business	Leasing	Other	Total	Elimination	Consolidated
Ordinary income						
(1) External customers	2,530,217	640,529	335,639	3,506,386	–	3,506,386
(2) Intersegment	31,282	5,563	163,790	200,636	(200,636)	–
Total	2,561,499	646,093	499,429	3,707,023	(200,636)	3,506,386
Ordinary expenses	3,130,721	622,237	447,163	4,200,122	(177,986)	4,022,136
Ordinary profit (loss)	(569,221)	23,855	52,265	(493,099)	(22,650)	(515,749)
Assets	102,058,264	1,789,697	6,158,720	110,006,682	(5,399,232)	104,607,449
Depreciation	73,505	329,478	18,908	421,892	1	421,894
Capital expenditure	85,829	319,716	30,145	435,690	29	435,720

(Notes)
1. The business segmentation is classified based on SMFG's internal administrative purpose.
   Ordinary income and ordinary profit are presented as counterparts of sales and operating profit of companies in other industries.
2. Other' includes securities, credit card business, investment banking, loans, venture capital, system development and data processing.
3. Amount of assets that are included in 'Elimination' is 3,373,529 million yen, most of which are stocks of SMFG's subsidiaries and affiliates.

Year ended March 31, 2002 [Sumitomo Mitsui Banking Corporation]

(Millions of yen)

	Banking Business	Leasing	Other	Total	Elimination	Consolidated
Ordinary income						
(1) External customers	2,698,303	585,108	496,291	3,779,702	–	3,779,702
(2) Intersegment	264,276	5,262	205,584	475,123	(475,123)	–
Total	2,962,579	590,370	701,875	4,254,825	(475,123)	3,779,702
Ordinary expenses	3,536,635	565,781	504,598	4,607,015	(246,684)	4,360,330
Ordinary profit (loss)	(574,055)	24,589	197,277	(352,189)	(228,438)	(580,628)
Assets	105,898,627	1,723,850	6,766,939	114,389,418	(6,384,416)	108,005,001
Depreciation	79,019	345,405	19,623	444,048	–	444,048
Capital expenditure	101,295	305,198	25,238	431,732	–	431,732

(2) Geographic segment information

Year ended March 31, 2003 (Millions of yen)

	Japan	The Americas	Europe	Asia and Oceania	Total	Elimination	Consolidated
Ordinary income							
(1) External customers	3,033,860	173,224	174,353	124,948	3,506,386	-	3,506,386
(2) Intersegment	66,249	48,741	32,144	26,912	174,048	(174,048)	-
Total	3,100,110	221,966	206,498	151,860	3,680,435	(174,048)	3,506,386
Ordinary expenses	3,804,777	149,894	134,985	82,652	4,172,309	(150,172)	4,022,136
Ordinary profit (loss)	(704,666)	72,071	71,512	69,208	(491,873)	(23,876)	(515,749)
Assets	96,909,941	6,138,645	2,167,625	2,647,964	107,864,176	(3,256,726)	104,607,449

(Notes)
1. The geographic segmentation is classified based on the degrees of following factors:
   geographic proximity, similarity of economic activities and relationship of business activities among regions.
   Ordinary income and ordinary profit are presented as counterparts of sales and operating profit of companies in other industries.
2. The Americas includes the United States, Brazil, Canada and others; Europe includes the United Kingdom, Germany and France and others; Asia and Oceania includes Hong Kong, Singapore, Australia and others except Japan.
3. Amount of assets that are included in 'Elimination' is 3,373,529 million yen, most of which are stocks of SMFG's subsidiaries and affiliates.

Year ended March 31, 2002 [Sumitomo Mitsui Banking Corporation] (Millions of yen)

	Japan	The Americas	Europe	Asia and Oceania	Total	Elimination	Consolidated
Ordinary income							
(1) External customers	2,934,322	418,104	210,831	216,443	3,779,702	-	3,779,702
(2) Intersegment	276,404	85,450	122,428	76,812	561,096	(561,096)	-
Total	3,210,727	503,554	333,260	293,256	4,340,799	(561,096)	3,779,702
Ordinary expenses	3,895,821	290,884	304,545	240,295	4,731,546	(371,215)	4,360,330
Ordinary profit (loss)	(685,093)	212,670	28,714	52,961	(390,746)	(189,881)	(580,628)
Assets	96,551,202	7,122,548	3,210,741	4,057,313	110,941,806	(2,936,804)	108,005,001

(3) Ordinary income from foreign operations

(Millions of yen)

	Consolidated Ordinary Income from Foreign Operations (A)	Consolidated Ordinary Income (B)	(A) / (B)
Year ended March 31, 2003	472,525	3,506,386	13.5 %
Year ended March 31, 2002 [SMBC]	845,379	3,779,702	22.4 %

(Notes)
1. Consolidated ordinary income from foreign operations are presented as counterparts of overseas sales of companies in other industries.
2. The above table shows ordinary income from transactions of overseas branches of SMBC and transactions of overseas consolidated subsidiaries, excluding internal income. These extensive transactions are not categorized by transaction party and the geographic segment information is not presented because such information is not available.

VI. Products, Orders and Sales

This information is not available because of the specialty of banking business.

[Supplemental Information]

Market Value Information on Securities

[1] Securities

1. As of March 31, 2003

(Notes) 1. In addition to 'Securities' stated in the consolidated balance sheet, the amounts below include trading securities, negotiable certificates of deposit bought and commercial paper classified as 'Trading assets,' negotiable certificates of deposit bought classified as 'Cash and due from banks' and commercial paper and beneficiary claim on loan trust classified as 'Commercial paper and other debt purchased.'
2. Stocks of subsidiaries and affiliates that have market value are presented in notes to nonconsolidated financial statements.

(1) Securities classified as trading purposes

As of and for the year ended March 31, 2003 (Millions of yen)

	Consolidated balance sheet amount	Valuations gains (losses) included in profit/loss during the year
Securities for trading purposes	1,434,190	(1,096)

(2) Bonds classified as held-to-maturity

As of March 31, 2003 (Millions of yen)

	Consolidated balance sheet amount	Market value	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Japanese government bonds	311,391	315,414	4,023	4,023	–
Japanese local government bonds	23,091	23,920	828	828	–
Japanese corporate bonds	–	–	–	–	–
Other	42,413	43,444	1,030	1,136	105
Total	376,896	382,779	5,882	5,988	105

(Note) Market value is calculated using market prices at the year-end.

(3) Other securities which have market value

As of March 31, 2003 (Millions of yen)

	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Stocks	3,167,955	3,002,513	(165,442)	112,952	278,395
Bonds	14,024,014	14,135,179	111,164	117,093	5,928
Japanese government bonds	12,516,061	12,590,255	74,193	79,479	5,286
Japanese local government bonds	342,798	352,112	9,314	9,415	101
Japanese corporate bonds	1,165,153	1,192,811	27,657	28,197	540
Other	4,479,136	4,502,770	23,634	42,897	19,263
Total	21,671,106	21,640,463	(30,643)	272,943	303,587

(Notes)
1. Market value is calculated as follows:

Stocks	Average market price during one month before the fiscal year-end
Bonds and other	Market price at the fiscal year-end

2. Other securities with no market value are considered as impaired if the market value decreases significantly below the acquisition cost and such decline is not considered as recoverable. The market value is recognized as the consolidated balance sheet amount and the amount of write-down is accounted for as valuation loss (impaired) for the current fiscal year. Valuation loss for this fiscal year was 494,815 million yen. The rule for determining 'significant decline' is as follows and is based on the classification of issuing company under self-assessment of assets.

Bankrupt/ Effectively bankrupt/ Potentially bankrupt issuers	: Market value is lower than acquisition cost
Issuers requiring caution	:Market value is 30% or more lower than acquisition cost
Normal issuers	: Market value is 50% or more lower than acquisition cost

Bankrupt issuers: Issuers that are legally bankrupt or formally declared bankrupt
Effectively bankrupt issuers: Issuers that are not legally bankrupt but regarded as substantially bankrupt
Potentially bankrupt issuers: Issuers that are perceived to have a high risk of falling into bankruptcy
Issuers requiring caution: Issuers that are identified for close monitoring
Normal issuers: Issuers other than the above four categories of issuers

(4) Bonds sold during the fiscal year that are classified as held-to-maturity

There are no corresponding transactions.

(5) Other securities sold during the fiscal year

Year ended March 31, 2003 (Millions of yen)

	Sales amount	Gains on sales	Losses on sales
Other securities	37,709,925	231,862	190,364

(6) Securities which do not have market value

As of March 31, 2003 (Millions of yen)

	Consolidated balance sheet amount
Bonds classified as held-to-maturity	
Unlisted foreign securities	4,105
Other	6,463
Other securities	
Unlisted foreign securities	363,282
Unlisted bonds	1,176,885
Unlisted stocks (except OTC trading stocks)	281,888
Other	137,050

(7) Change in classification of securities

There are no corresponding items.

(8) Redemption schedule of other securities that have maturities and bonds classified as held-to-maturity

As of March 31, 2003 (Millions of yen)

	1 year or less	1 to 5 years	5 to 10 years	over 10 years
Bonds	3,482,943	8,134,230	3,769,404	260,826
Japanese government bonds	3,303,635	6,306,161	3,034,984	256,865
Japanese local government bonds	11,935	138,933	223,723	612
Japanese corporate bonds	167,372	1,689,135	510,695	3,349
Other	355,161	2,886,041	765,581	880,974
Total	3,838,104	11,020,271	4,534,985	1,141,800

[2] Money Held in Trust

1. As of March 31, 2003

(1) Money held in trust classified as trading purposes

As of and for the year ended March 31, 2003 (Millions of yen)

	Consolidated balance sheet amount	Valuations gains (losses) included in profit/loss during the year
Money held in trust for trading purposes	1,629	12

(2) Money held in trust classified as held-to-maturity

There are no corresponding transactions.

(3) Other money held in trust (Money held in trust except for trading purposes and held-to-maturity)

As of March 31, 2003 (Millions of yen)

	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Other money held in trust	23,044	23,000	(44)	510	555

(Note) Market value is calculated by using market prices at the consolidated fiscal year-end.

[3] Net Unrealized Gains (Losses) on Other Securities

1. As of March 31, 2003

Net unrealized gains (losses) on other securities that is reported on the consolidated balance sheet is shown as follows:

As of March 31, 2003	(Millions of yen)
Net unrealized gains	(30,758)
Other securities	(30,713)
Other money held in trust	(44)
(+) Deferred tax assets	2,004
Net unrealized gains (losses) on other securities (before following adjustment)	(28,754)
(–) Minority interests	(4,557)
(+) Parent company's share in net unrealized gains (losses) on other securities held by affiliates accounted for by the equity method	(1)
Net unrealized gains (losses) on other securities	(24,197)

(Note) Net unrealized gains (losses) included foreign currency translation adjustments on non-marketable securities denominated in foreign currency.

Market Value Information on Derivative Transactions

1. As of March 31, 2003

(1) Interest Rate Derivatives

As of March 31, 2003 (Millions of yen)

	Contract amount	(Over 1 year)	Market value	Valuation gains (losses)
Transactions listed on exchange				
Interest rate futures				
sold	59,749,099	4,547,691	(103,623)	(103,623)
bought	57,633,988	5,676,922	109,474	109,474
Interest rate options				
sold	1,230,739	-	76	76
bought	600,964	205,802	(99)	(99)
Over-the-counter transactions				
Forward rate agreements				
sold	13,389,231	590,000	1,076	1,076
bought	3,469,855	455,000	(500)	(500)
Interest rate swaps	305,031,482	214,079,553	250,498	250,498
Receivable fixed rate/Payable floating rate	146,600,794	101,347,568	3,300,127	3,300,127
Receivable floating rate/Payable fixed rate	139,298,388	98,710,883	(3,040,142)	(3,040,142)
Receivable floating rate/Payable floating rate	18,990,156	13,890,272	850	850
Interest rate swaption				
sold	1,720,503	798,669	(35,707)	(35,707)
bought	1,523,512	1,106,731	26,355	26,355
Caps				
sold	5,352,002	3,331,808	(4,194)	(4,194)
bought	3,616,992	2,536,627	6,682	6,682
Floors				
sold	317,281	207,279	(7,673)	(7,673)
bought	351,199	195,322	9,027	9,027
Other				
sold	42,316	36,551	(6,526)	(6,526)
bought	250,660	92,669	6,603	6,603
Total			251,467	251,467

(Notes)
1. The above transactions are valuated at market value and the valuation gains (losses) are accounted for in the consolidated statement of income.
   Derivative transactions to which hedge accounting method is applied are not included in the amounts above.
   Some consolidated overseas subsidiaries account for interest rate derivatives in accordance with local accounting standards. Such transactions are not included in the amounts above, of which their net unrealized gains amount to 818 million yen.
2. Market value of transactions listed on exchange is calculated mainly using the closing prices on the Tokyo International Financial Futures Exchange and others.
   Market value of OTC transactions is calculated mainly using discounted present value and option pricing models.

(2) Currency Derivatives

As of March 31, 2003 (Millions of yen)

	Contract amount	(Over 1 year)	Market value	Valuation gains (losses)
Over-the-counter transactions				
Currency swaps	16,433,656	8,831,238	(39,389)	(39,389)
Currency swaptions				
sold	330,238	330,238	(3,173)	(3,173)
bought	865,005	865,005	13,724	13,724
Forward foreign exchange	2,935,846	547,699	1,518	1,518
Currency options				
sold	56,586	13,166	(1,375)	(1,375)
bought	60,441	21,575	1,585	1,585
Other				
sold	15,310	2,855	153	153
bought	–	–	–	–
Total			(26,956)	(26,956)

(Notes)

1. The above transactions are valuated at market value and the valuation gains (losses) are accounted for in the consolidated statement of income.
   The derivative transactions to which hedge accounting method is applied and the transactions shown in Notes 3 are not included in the amounts above.
   Some consolidated overseas subsidiaries account for currency derivatives in accordance with local accounting standards. Such transactions are not included in the amounts above, of which their net unrealized losses amount to 371 million yen.
2. Market value is calculated mainly using discounted present value.
3. Forward foreign exchange and currency options which are of the following types are not included in the figures above:
   1) Those that are revaluated at year-end and the revaluation gain (loss) is accounted for in the consolidated statement of income.
   2) Those that were allotted to financial assets/liabilities by foreign currency and whose market values are already reflected in the amount of the financial assets/liabilities on the consolidated balance sheet.
   3) Those that were allotted to financial assets/liabilities by foreign currency and the financial assets/liabilities are eliminated in the process of consolidation.

The contract amount of currency derivatives which are revaluated at the consolidated balance sheet date are as follows:

As of March 31, 2003	(Millions of yen) Contract amount
Transactions listed on exchange	
Currency futures	
sold	–
bought	–
Currency options	
sold	–
bought	–
Over-the-counter transactions	
Forward foreign exchange	37,271,679
Currency options	
sold	3,001,518
bought	3,195,840

(3) Equity Derivatives

As of March 31, 2003	Contract amount	(Over 1 year)	Market value	(Millions of yen) Valuation gains (losses)
Transactions listed on exchange				
Equity price index futures				
sold	–	–	–	–
bought	–	–	–	–
Equity price index options				
sold	–	–	–	–
bought	–	–	–	–
Over-the-counter transactions				
Equity options				
sold	0	–	0	0
bought	0	–	(0)	(0)
Equity price index swaps				
Receivable equity index/Payable floating rate	–	–	–	–
Receivable floating rate/Payable equity index	–	–	–	–
Other				
sold	477	–	0	0
bought	477	–	0	0
Total			0	0

(Notes)

1. The above transactions are valuated at market value and the valuation gains (losses) are accounted for in the consolidated statement of income.
   Derivative transactions to which hedge accounting method is applied are not included in the amounts above.
2. Market value of transactions listed on exchange is calculated mainly using the closing prices on the Tokyo Stock Exchange.
   Market value of OTC transactions is calculated mainly using discounted present value and option pricing models.

(4) Bond Derivatives

As of March 31, 2003 (Millions of yen)

	Contract amount	(Over 1 year)	Market value	Valuation gains (losses)
Transactions listed on exchange				
Bond futures				
sold	119,032	-	(388)	(388)
bought	129,712	-	(67)	(67)
Bond futures options				
sold	4,000	-	(8)	(8)
bought	-	-	-	-
Over-the-counter transactions				
Bond options				
sold	16,010	15,617	0	0
bought	4,719	3,125	0	0
Total			(463)	(463)

(Notes)
1. The above transactions are valuated at market value and the valuation gains (losses) are accounted for in the consolidated statement of income.
Derivative transactions to which hedge accounting method is applied are not included in the amounts above.
2. Market value of transactions listed on exchange is calculated mainly using the closing prices on the Tokyo Stock Exchange.
Market value of OTC transactions is calculated mainly using discounted present value and option pricing models.

(5) Commodity Derivatives

As of March 31, 2003 (Millions of yen)

	Contract amount	(Over 1 year)	Market value	Valuation gains (losses)
Over-the-counter transactions				
Commodity swaps				
Receivable fixed price / Payable floating price	31,049	27,358	(1,607)	(1,607)
Receivable floating price / Payable fixed price	31,049	27,358	2,376	2,376
Commodity options				
sold	6,369	4,063	(1,493)	(1,493)
bought	6,369	4,063	1,521	1,521
Total			797	797

(Notes)
1. The above transactions are valuated at market value and the valuation gains (losses) are accounted for in the consolidated statement of income.
Derivative transactions to which hedge accounting method is applied are not included in the amounts above.
2. Market value is calculated based on factors such as price of the relevant commodity and contract term.
3. Commodity derivatives are transactions on oil and metal.

(6) Credit Derivative Transactions

As of March 31, 2003 (Millions of yen)

	Contract amount	(Over 1 year)	Market value	Valuation gains (losses)
Over-the-counter transactions				
Credit default options				
sold	39,823	22,790	(1,767)	(1,767)
bought	35,625	18,592	3,153	3,153
Other				
sold	5,722	1,099	4,915	4,915
bought	86,567	79,546	276	276
Total			6,578	6,578

(Notes)
1. The above transactions are valuated at market value and the valuation gains (losses) are accounted for in the consolidated statement of income.
Derivative transactions to which hedge accounting method is applied are not included in the amounts above.
2. Market value is calculated based on factors such as price of the relevant commodity and contract term.
3. 'Sold' are transactions in which SMFG accepts the credit risk, 'Bought are transactions in which SMFG transfers the credit risk.

Related Party Transactions

There are no material transactions with related parties to be reported for the fiscal year ended March 31, 2003.

There are no material transactions with related parties to be reported for the fiscal year ended March 31, 2002.


SMFG

Sumitomo Mitsui Financial Group, Inc (SMFG)

Nonconsolidated Financial Results for the Fiscal Year ended March 31, 2003

Head Office: 1-2, Yurakucho 1-chome, Chiyoda-ku, Tokyo, Japan
Date of Approval by the Board of Directors: May 26, 2003
Date of General Meeting of Shareholders: June 27, 2003
Stock Exchange Listings: Tokyo, Osaka and Nagoya
URL: http://www.smfg.co.jp
President: Yoshifumi Nishikawa

1. Financial Results (Fiscal Year ended March 31, 2003)

(1) Operating Results

Amounts less than one million yen have been omitted.

	Operating Income		Operating Profit		Ordinary Profit		Net Income	
Fiscal Year	¥ million	%	¥ million	%	¥ million	%	¥ million	%
ended March 31, 2003	131,519	–	130,547	–	119,634	–	124,738	–
ended March 31, 2002	–	–	–	–	–	–	–	–

	Net Income per Share	Net Income per Share (diluted)	Return on Common Stockholders' Equity	Ordinary Profit on Total Assets	Ordinary Profit on Operating Income
Fiscal Year	¥	¥	%	%	%
ended March 31, 2003	18,918.33	15,691.82	8.5	4.0	91.0
ended March 31, 2002	–	–	–	–	–

Notes: 1. Average number of common stock outstanding for the fiscal year ended March 31, 2003: 5,751,902 shares
2. There is no change in accounting methods.
3. Percentage shown in Operating Income, Operating Profit, Ordinary profit and Net Income are the increase (decrease) from the previous year.

(2) Dividends (common stock)

	Dividends per Share (Annual)			Dividends (Annual)	Dividend Payout Ratio	Ratio of Dividends to Stockholders' Equity
		Interim	Year-End			
Fiscal Year	¥	¥	¥	¥ million	%	%
ended March 31, 2003	3,000	–	3,000	17,385	16.0	1.3
ended March 31, 2002	–	–	–	–	–	–

(3) Financial Position

	Total Assets	Stockholders' Equity	Stockholders' Equity to Total Assets	Stockholders' Equity per Share
	¥ million	¥ million	%	¥
March 31, 2003	3,413,529	3,156,086	92.5	231,899.30
March 31, 2002	–	–	–	–

Notes: 1. Number of common stock outstanding as of March 31, 2003: 5,795,037 shares
2. Number of treasury stock as of March 31, 2003: 963 shares

2. Earnings Forecast (Fiscal Year ending March 31, 2004)

	Operating Income	Ordinary Profit	Net Income	Dividends per Share (Annual)		
				Interim	Year End	
	¥ million	¥ million	¥ million	¥	¥	¥
Six months ending September 30, 2003	7,000	5,000	5,000	0	–	–
Fiscal year ending March 31, 2004	55,000	50,000	50,000	–	3,000	3,000

Reference: Forecasted net income per share for the fiscal year ending March 31, 2004 is 3,616.97 yen.

This document contains certain forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may materially differ from those contained in the forward-looking statements as a result of various factors.
The following items are among the factors that could cause actual results to differ materially from the forward looking statements in this material: business conditions in the banking industry, the regulatory environment, new legislation, competition with other financial services companies, changing technology and evolving banking industry standards and similar matters.

Average number of shares outstanding during the year

	For the Fiscal Year ended March, 31, 2003
Common stock	5,751,902
Preferred stock (type 1)	67,000
Preferred stock (type 2)	100,000
Preferred stock (type 3)	800,000
Preferred stock (1st to 12th series type 4)	21,710
Preferred stock (13th series type 4)	19,166

Number of shares as of year-end

	As of March, 31, 2003
Common stock	5,795,037
Preferred stock (type 1)	67,000
Preferred stock (type 2)	100,000
Preferred stock (type 3)	800,000
Preferred stock (1st to 12th series type 4)	50,100
Preferred stock (13th series type 4)	115,000

Note: Number of shares outstanding changed during the fiscal year ended March 31, 2003 as follows:

		Number of shares issued	Issue price	Capitalized amount
Increase due to merger with The Japan Research Institute Holdings, Ltd.	Common stock	86,576 shares	¥460,314 per share	¥0
Increase due to issuance of stock	Preferred stock (1st to 12th series type 4)	50,100 shares	¥ 3,000,000 per share	¥1,500,000 per share
	Preferred stock (13th series type 4)	115,000 shares	¥ 3,000,000 per share	¥1,500,000 per share

Dividends per share and Total Dividends (For the fiscal year ended March 31, 2003)

Sumitomo Mitsui Banking Corporation	Dividends per Share (Annual)			Total Dividends (Annual)
		Interim	Year-end	
	¥	¥	¥	¥ million
Common stock	3,000	–	3,000	17,385
Preferred stock (type 1)	10,500	–	10,500	703
Preferred stock (type 2)	28,500	–	28,500	2,850
Preferred stock (type 3)	13,700	–	13,700	10,960
Preferred stock (1st to 12th series type 4)	19,500	–	19,500	976
Preferred stock (13th series type 4)	3,750	–	3,750	431

Forecasted annual dividends per share for the year ending March 31, 2004

(Yen)

	Dividends per Share (Annual)		
		Interim	Year-end
Common stock	3,000	0	3,000
Preferred stock (type 1)	10,500	0	10,500
Preferred stock (type 2)	28,500	0	28,500
Preferred stock (type 3)	13,700	0	13,700
Preferred stock (1st through 12th series type 4)	135,000	0	135,000
Preferred stock (13th series type 4)	67,500	0	67,500

Calculation for Indicies

(1) Financial Results for the Fiscal Year ended March 31, 2003

- Net Income per Share:

$$\frac{\text{Net income} - \text{Preferred stock dividends}}{\text{Average number of common stocks outstanding during the year}}$$

- Dividend Payout Ratio:

$$\frac{\text{Common stock dividends}}{\text{Net income} - \text{Preferred stock dividends}} \times 100$$

- Ratio of Dividends to Stockholders' Equity:

$$\frac{\text{Common stock dividends}}{\text{Stockholders' equity at year end} - \text{Number of preferred stocks outstanding at year-end} \times \text{Issue price}} \times 100$$

(2) Forecasted Financial Results for the Fiscal Year ending March 31, 2004

- Forecasted Net Income per Share:

$$\frac{\text{Forecasted net income} - \text{Forecasted preferred stock dividends}}{\text{Number of common stocks outstanding at year-end (excluding treasury stock)}}$$

NONCONSOLIDATED BALANCE SHEET

March 31, 2003		(Millions of yen)	(%)
Assets			
Current assets			
Cash and due from banks	64,725		
Deferred tax assets	35		
Accrued income	315		
Accrued income tax refunds	40,976		
Other current assets	55		
Total current assets		106,108	3.1
Fixed assets			
Premises and equipment			
Buildings	0		
Total premises and equipment	0		
Intangible assets			
Software	26		
Total intangible assets	26		
Investments and other assets			
Investments in subsidiaries and affiliates	3,260,957		
Long-term loans to subsidiaries and affiliates	40,000		
Deferred tax assets	5,227		
Other investments	0		
Total investments and other assets	3,306,185		
Total fixed assets		3,306,213	96.9
Deferred charges			
Organization cost	1,207		
Total deferred charges		1,207	0.0
Total assets		3,413,529	100.0
Liabilities			
Current liabilities			
Short-term borrowings	256,501		
Accrued expenses	651		
Income taxes payable	1		
Business office taxes payable	1		
Consumption taxes payable	106		
Reserve for employees bonuses	83		
Other current liabilities	96		
Total current liabilities		257,442	7.5
Total liabilities		257,442	7.5
Stockholders' equity			
Capital stock		1,247,650	36.6
Capital surplus			
Capital reserve	1,747,266		
Total capital surplus		1,747,266	51.2
Retained earnings			
Earned surplus reserve	496		
Voluntary reserve	30,420		
Special voluntary earned reserves	30,420		
Unappropriated retained earnings	130,605		
Total retained earnings		161,521	4.7
Treasury stock		(351)	(0.0)
Total stockholders' equity		3,156,086	92.5
Total liabilities and stockholders' equity		3,413,529	100.0

NONCONSOLIDATED STATEMENT OF INCOME

Year ended March 31, 2003		(Millions of yen)	(%)
Operating income			
Dividends on investments in subsidiaries and subsidiaries	128,265		
Fees and commissions received from subsidiaries	3,124		
Interest income on loans to subsidiaries and affiliates	128	131,519	100.0
Operating expenses			
General and administrative expenses	971		
Other operating expenses	0	971	0.7
Operating profit		130,547	99.3
Non-operating income			
Interest income on deposits	9		
Fees and commissions income	4	13	0.0
Non-operating expenses			
Interest on borrowings	176		
Amortization of organization costs	301		
Stock issuance costs	9,994		
Fees and commissions expenses	73		
Other non-operating expenses	380	10,926	8.3
Ordinary profit		119,634	91.0
Income before income taxes		119,634	91.0
Income taxes, current	156		
deferred	(5,259)	(5,103)	(3.9)
Net income		124,738	94.8
Unappropriated retained earnings inherited due to merger		5,867	4.5
Unappropriated retained earnings at end of year		130,605	99.3

Significant Accounting Policies

1. Valuation of securities
   Investments in subsidiaries and affiliates are carried at cost using the moving-average method.

2. Depreciation of fixed assets
   (1) Premises and equipment
   SMFG computes depreciation for buildings using the straight-line method.
   (2) Intangible assets
   SMFG computes depreciation for capitalized software for internal use using the straight-line method over its estimated useful life (five years).

3. Deferred charges
   Stock issuance cost is expensed as they are incurred. Organization cost is recognized as assets and depreciated using the straight-line method over five years pursuant to the Commercial Code.

4. Reserve
   Reserve for employee bonuses is provided, in provision for payment of bonuses to employees, by the amount of estimated bonuses attributable to this fiscal year.

5. Consumption taxes
   National and local consumption taxes are accounted for using the tax-excluded method.

Notes to Nonconsolidated Balance Sheet

1. Amounts less than one million yen have been omitted.

2. Accumulated depreciation of premises and equipment was 0 million yen.

3. Long-term loans to subsidiaries and affiliates are subordinated loans.

4. Assets and liabilities related to transactions with subsidiaries and affiliates are as follows:
   Deposits 64,646 million yen
   Short-term borrowings 256,501 million yen

5. Number of stocks authorized
   Common stock: 15,000,000
   Preferred stock: 1,767,000

   Number of stocks issued and outstanding
   Common stock: 5,796,000.92
   Preferred stock: 1,132,100

6. Number of treasury stock (common stock) as of year-end is 963.57.

7. Under the Articles of Incorporation of SMFG, followings are the maximum amounts of annual cash dividends to preferred shareholders:
   Preferred stock (type 1): 10,500 yen per share
   Preferred stock (type 2): 28,500 yen per share
   Preferred stock (type 3): 13,700 yen per share
   Preferred stock (type 4): Amount to be resolved at meeting of the Board of Directors (Max. 200,000 yen per share)
   Preferred stock (type 5): Amount to be resolved at meeting of the Board of Directors (Max. 200,000 yen per share)
   Preferred stock (type 6): Amount to be resolved at meeting of the Board of Directors (Max. 300,000 yen per share)

Notes to Nonconsolidated Statement of Income

1. Amounts less than one million yen have been omitted.

2. Non-operating income includes interest income on deposits with subsidiaries of 9 million yen.

3. General and administrative expenses include salaries and related expenses of 396 million yen, rent and lease expenses of 112 million yen, publicity and advertising expenses of 241 million yen and outsourcing expenses of 91 million yen, respectively.

Securities

SMFG has no marketable securities.

Tax Effect Accounting

1. Major components of deferred tax assets as of March 31, 2003 were as follows:

	(Millions of yen)
Deferred tax assets	
Stock of subsidiaries	1,186,226
Net operation loss carry forward	5,947
Other	35
Subtotal	1,192,210
Valuation allowance	(1,186,947)
Deferred tax assets	5,263
Net deferred tax assets	5,263

2. Reconciliation of the effective income tax rate reflected in the accompanying statement of income to the statutory tax rate for the year ended March 31, 2003 was as follows:

Statutory tax rate	42.05%
[Adjustments]	
Dividends excluded from income	(65.47%)
Valuation allowance	18.23%
Other	0.92%
Effective income tax rate	(4.27%)

Per Share Data

Stockholders' equity per share was 231,899.30 yen.

Net income per share was 18,918.33 yen.

Net income per share after fully diluted was 15,691.82 yen.

NONCONSOLIDATED STATEMENT OF APPROPRIATION OF RETAINED EARNINGS FOR THE YEAR ENDED MARCH 31, 2003 (PROPOSAL)

		(Yen)
Unappropriated retained earnings at end of year		130,605,339,692
Retained earnings to be appropriated		33,306,812,050
Dividends on preferred stock (type 1)	(10,500 yen per share)	703,500,000
Dividends on preferred stock (type 2)	(28,500 yen per share)	2,850,000,000
Dividends on preferred stock (type 3)	(13,700 yen per share)	10,960,000,000
Dividends on preferred stock (first series type 4)	(19,500 yen per share)	81,412,500
Dividends on preferred stock (second series type 4)	(19,500 yen per share)	81,412,500
Dividends on preferred stock (third series type 4)	(19,500 yen per share)	81,412,500
Dividends on preferred stock (fourth series type 4)	(19,500 yen per share)	81,412,500
Dividends on preferred stock (fifth series type 4)	(19,500 yen per share)	81,412,500
Dividends on preferred stock (sixth series type 4)	(19,500 yen per share)	81,412,500
Dividends on preferred stock (seventh series type 4)	(19,500 yen per share)	81,412,500
Dividends on preferred stock (eighth series type 4)	(19,500 yen per share)	81,412,500
Dividends on preferred stock (ninth series type 4)	(19,500 yen per share)	81,412,500
Dividends on preferred stock (tenth series type 4)	(19,500 yen per share)	81,412,500
Dividends on preferred stock (eleventh series type 4)	(19,500 yen per share)	81,412,500
Dividends on preferred stock (twelfth series type 4)	(19,500 yen per share)	81,412,500
Dividends on preferred stock (thirteenth series type 4)	(3,750 yen per share)	431,250,000
Dividends on common stock	(3,000 yen per share)	17,385,112,050
Retained earnings carried forward to next year		97,298,527,642

File No. 82-4395
Exhibit A1(c)
(English Translation)


SEC MAIL PROCESSING
RECEIVED
JUN 2 3 2003
WASH., D.C.
188
SECTION

Financial Results
Fiscal Year 2002
-Supplementary Information-

Sumitomo Mitsui Financial Group, Inc.

Sumitomo Mitsui Banking Corporation

<Table of Contents>

Financial Highlights for FY 2002

				Page
1. Financial Results	<C>	<N>	...	1
2. Banking Profit per Employee / Overhead Ratio		<N>	...	3
3. Interest Spread (Domestic)		<N>	...	3
4. Gains(Losses) on Securities		<N>	...	3
5. Unrealized Gains(Losses) on Securities	<C>	<N>	...	4
6. Overview of (Hedging Purpose) Derivative Transactions		<N>	...	5
7. Employee Retirement Benefits	<C>	<N>	...	6
8. Capital Ratio	<C>		...	7
9. ROE	<C>	<N>	...	7
10. Classification under Self-Assessment, Disclosure of Problem Assets, and Write-Offs/Reserves		<N>	...	8
11. Risk-Monitored Loans	<C>	<N>	...	9
12. Reserve for Possible Loan Losses	<C>	<N>	...	10
13. Reserve Ratio to Risk-Monitored Loans	<C>	<N>	...	10
14. Problem Assets Based on the Financial Reconstruction Law	<C>	<N>	...	11
(Reference) Progress of Off-Balancing of Problem Assets		<N>	...	12
15. Loan Portfolio, Classified by Industry		<N>	...	14
16. Overseas Loans		<N>	...	16
17. Information on Deposits and Loans		<N>	...	17
18. Other Financial Data		<N>	...	18
19. Number of Directors and Employees		<N>	...	18
20. Number of Offices		<N>	...	18
21. Reorganization of Group Companies				
(1) Establishment of a financial services complex with a holding company structure			...	19
(2) Overview of Merger Accounting		<N>	...	20
(Reference) Deferred tax assets		<N>	...	21
22. Earnings Forecast for FY2003	<C>	<N>	...	22
(Reference) Breakdown of Ordinary Income / Ordinary Expenses		<N>	...	23

(Notes) 1. <C>: Consolidated.
Figures for FY2002: SMFG's consolidated figures
Figures for FY2001: SMBC's consolidated figures which include those for the former Wakashio Bank

2. <N>: SMBC Non-consolidated.
Figures for FY2001: combined figures for the former SMBC and the former Wakashio Bank
P/L items for FY2002: figures include the former SMBC's profits and losses between April 1, 2002 and March 16, 2003.

Financial Highlights for FY2002

1. Financial Results

<SMBC Non-consolidated>

(Millions of yen)

		FY2002	Change	FY2001
Gross banking profit	1	1,760,684	(104,195)	1,864,879
<Excluding gains(losses) on bonds>	2	*<1,625,025>*	*<(172,719)>*	*<1,797,744>*
Gross domestic profit	3	1,252,898	(14,782)	1,267,680
<Excluding gains(losses) on bonds>	4	*<1,180,843>*	*<(30,905)>*	*<1,211,748>*
Net interest income	5	1,025,797	(64,059)	1,089,856
Trust fees	6	7	7	-
Net fees and commissions	7	152,849	30,341	122,508
Net trading income	8	2,496	1,492	1,004
Net other operating income	9	71,747	17,439	54,308
<Gains(losses) on bonds>	10	*<72,054>*	*<16,123>*	*<55,931>*
Gross international profit	11	507,785	(89,413)	597,198
<Excluding gains(losses) on bonds>	12	*<444,181>*	*<(141,815)>*	*<585,996>*
Net interest income	13	197,539	(199,642)	397,181
Net fees and commissions	14	41,816	(1,187)	43,003
Net trading income	15	193,504	73,220	120,284
Net other operating income	16	74,925	38,198	36,727
<Gains(losses) on bonds>	17	*<63,604>*	*<52,402>*	*<11,202>*
Expenses (excluding non-recurring losses)	18	(647,040)	31,353	(678,393)
Personnel expenses	19	(253,907)	22,546	(276,453)
Non-personnel expenses	20	(357,682)	12,141	(369,823)
Taxes	21	(35,450)	(3,335)	(32,115)
Banking profit (excluding transfer to general reserve for possible loan losses)	22	1,113,643	(72,841)	1,186,484
<Excluding gains(losses) on bonds>	23	*<977,984>*	*<(141,366)>*	*<1,119,350>*
Transfer to general reserve for possible loan losses	24	(238,132)	266,531	(504,663)
Banking profit	25	875,511	193,690	681,821
Gains(losses) on bonds	26	135,659	68,526	67,133
Non-recurring gains(losses)	27	(1,472,700)	(269,251)	(1,203,449)
<Total credit cost>	28	*<(1,074,517)>*	*<471,682>*	(*2) *<(1,546,199)>*
Write-off of loans	29	(284,418)	945	(285,363)
Transfer to specific reserve	30	(375,359)	288,601	(663,960)
Transfer to reserve for losses on loans sold	31	(15,245)	21,789	(37,034)
Losses on loans sold to CCPC	32	(16,370)	(8,007)	(8,363)
Losses on sale of delinquent loans	33	(148,870)	(98,281)	(50,589)
Transfer to loan loss reserve for specific overseas countries	34	3,879	(667)	4,546
<Transfer to general reserve for possible loan losses>	35	*<(238,132)>*	*<266,531>*	*<(504,663)>*
Gains(losses) on stocks	36	(635,708)	(504,951)	(130,757)
Gains on sale of stocks	37	51,205	(3,051)	54,256
Losses on sale of stocks	38	(159,448)	(105,142)	(54,306)
Losses on devaluation of stocks	39	(527,465)	(396,757)	(130,708)
Enterprise taxes by Local Governments	40	(7,811)	22,189	(30,000)
Others	41	7,204	9,130	(1,926)
Ordinary profit(loss)	42	(597,188)	(75,559)	(521,629)
Extraordinary gains(losses)	43	(73,799)	(58,814)	(14,985)
Gains(losses) on disposition of premises and equipment	44	(26,169)	(11,835)	(14,334)
Gains on disposition of premises and equipment	45	5,498	1,129	4,369
Losses on disposition of premises and equipment	46	(31,668)	(12,964)	(18,704)
Amortization of net transition obligation from initial application of the new accounting standard for employee retirement benefits	47	(20,167)	-	(20,167)
Income(loss) before income taxes	48	(670,988)	(134,373)	(536,615)
Income taxes, current	49	(40,299)	(7,540)	(32,759)
Income taxes, deferred	50	232,983	(13,539)	246,522
Net income(loss)	51	(478,304)	(155,452)	(322,852)

(Notes) 1. Amount less than JPY 1 million are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

2. Total credit cost includes that of the former Wakashio Bank amounts to JPY 770 million, which was booked in extraordinary losses.

<Consolidated>

(Millions of yen)

		FY2002	Change	FY2001
Consolidated gross profit	1	2,184,006	106,325	2,077,681
Net interest income	2	1,399,504	(50,279)	1,449,783
Trust fees	3	7	7	-
Net fees and commissions	4	352,900	33,368	319,532
Net trading profit	5	205,770	76,338	129,432
Net other operating income	6	225,823	46,891	178,932
General and administrative expenses	7	(889,237)	46,316	(935,553)
Total credit cost	8	(1,200,904)	502,459	(1,703,363)
Write-off of loans	9	(364,605)	27,318	(391,923)
Transfer to specific reserve	10	(407,963)	273,494	(681,457)
Transfer to general reserve for possible loan losses	11	(250,636)	276,809	(527,445)
Others	12	(177,698)	(75,161)	(102,537)
Gains(losses) on stocks	13	(621,526)	(603,718)	(17,808)
Equity in earnings of affiliates	14	5,718	2,754	2,964
Other income(expenses)	15	6,193	10,740	(4,547)
Ordinary profit(loss)	16	(515,749)	64,879	(580,628)
Extraordinary gains(losses)	17	(75,164)	(51,454)	(23,710)
Income(loss) before income taxes and minority interests	18	(590,914)	13,424	(604,338)
Income taxes, current	19	(66,068)	35,792	(101,860)
Income taxes, deferred	20	225,190	(64,115)	289,305
Minority interests in net income(loss)	21	(33,567)	13,426	(46,993)
Net income(loss)	22	(465,359)	(1,472)	(463,887)

(Note) Consolidated gross profit = (Interest income - interest expeses)+ Trust fees + (Fees and commissions (income) - Fees and commissions (expenses)) + (Trading profits - Trading losses) + (Other income - Other losses)

(Reference)

(Billions of yen)

Consolidated banking profit	23	1,131.0	139.1	991.9

(Note) Consolidated banking profit = (SMBC Non-consolidated banking profit (excl. transfer to general reserve)) + (Other subsidiaries' ordinary profit (excl. temporary factors) + (Affiliates' ordinary profit) X (Ownership ratio) - (Internal transaction (dividends, etc.))

(Number of subsidiaries and affiliates)

		Mar. 31, 2003	Change	Mar. 31, 2002
Consolidated subsidiaries	24	170	26	144
Affiliated companies accounted for by equity method	25	47	9	38

2. Banking Profit per Employee / Overhead Ratio <SMBC Non-consolidated>

(Millions of yen, %)

	FY2002		FY2001
		Change	
(1)Banking profit (excluding transfer to general reserve for possible loan losses)	1,113,643	(72,841)	1,186,484
Per employee (thousands of yen)	50,459	1,115	49,344
(2)Banking profit	875,511	193,690	681,821
Per employee (thousands of yen)	39,669	11,313	28,356
(3)Banking profit (excluding transfer to general reserve for possible loan losses and gains(losses) on bonds)	977,984	(141,366)	1,119,350
Per employee (thousands of yen)	44,312	(2,240)	46,552

Overhead ratio	36.7	0.3	36.4

(Notes) 1. Employees include executive officers (who are not also board members) and overseas local staffs, and exclude employees temporarily transferred to other companies, temporary staff, and part-time staff.
2. For per-employee caluculation purpose, the average number of employees during the period is used.
3. Overhead ratio = Expenses (excluding non-recurring losses) / Gross banking profit

3. Interest Spread (Domestic) <SMBC Non-consolidated>

(%)

	FY2002			FY2001
		Second half of FY2002	Change from six-months period ended Sept.2002	
(1)Yield on interest earning assets (A)	1.47	1.49	0.02	1.54
Interest earned on loans and bills discounted (C)	1.73	1.72	(0.01)	1.84
Interest earned on securities	0.65	0.60	(0.10)	0.90
(2)Total cost of funding (including expenses) (B)	0.88	0.89	0.02	0.98
Cost of interest bearing liabilities	0.10	0.10	0.00	0.16
Interest paid on deposits, etc. (D)	0.04	0.03	(0.01)	0.08
Interest paid on other liabilities	0.20	0.22	0.03	0.27
Expense ratio	0.78	0.79	0.02	0.82
(3)Overall interest spread (A) - (B)	0.59	0.60	0.00	0.56
Interest spread (C) - (D)	1.69	1.69	0.00	1.76

(Referrence) Progress in improvement of loan spread with corporate clients (managerial accounting basis)

(%)

	Improvement in FY2002
Loans to small and medium-sized corporations (Middle Market Banking Unit)	+ 0.24
Loans targeted for spread improvement	+ 0.40
Loans to large corporations (Corporate Banking Unit)	+ 0.13
Total	+ 0.22

4. Gains(Losses) on Securities <SMBC Non-consolidated>

(Millions of yen)

	FY2002		FY2001
		Change	
Gains(Losses) on bonds	135,659	68,526	67,133
Gains on sales	174,871	48,658	126,213
Losses on sales	(37,034)	13,510	(50,544)
Gains on redemption	-	(1)	1
Losses on redemption	(8)	2,823	(2,831)
Losses on devaluation	(2,169)	3,535	(5,704)

Gains(Losses) on stocks	(635,708)	(504,951)	(130,757)
Gains on sales	51,205	(3,051)	54,256
Losses on sales	(159,448)	(105,142)	(54,306)
Losses on devaluation	(527,465)	(396,757)	(130,708)

5. Unrealized Gains(Losses) on Securities

(1) Evaluation method of securities

Trading purpose		Fair value method (net evaluation gains(losses) recognized in income statement)
Held-to-maturity purpose		Amortized cost method
Other securities	With market value	Fair value method (net evaluation gains(losses) directly charged to stockholders' equity)
	Without market value	Cost method or amortized cost method
Stocks of subsidiaries and affiliates		Cost method

(Reference) Securities in money held in trust

Investment purpose		Fair value method (net evaluation gains(losses) recognized in income statement)
Other money held in trust	With market value	Fair value method (net evaluation gains(losses) directly charged to stockholders' equity)
	Without market value	Cost method or amortized cost method

(2) Unrealized gains(losses)

<SMBC Non-consolidated>

(Millions of yen)

	Mar. 31, 2003				Mar. 31, 2002		
	Unrealized gains(losses)				Unrealized gains(losses)		
	(a)	(a) - (b)	Gains	Losses	(b)	Gains	Losses
Held-to-maturity purpose	3,803	2,657	3,909	(105)	1,146	1,165	(19)
Stocks of subsidiaries and affiliates	(20,428)	(20,327)	624	(21,052)	(101)	12,740	(12,841)
Other securities	(17,857)	464,556	257,680	(275,537)	(482,413)	244,628	(727,042)
Stocks	(152,354)	348,352	105,269	(257,624)	(500,706)	181,134	(681,841)
Bonds	108,712	71,138	112,417	(3,705)	37,574	55,768	(18,195)
Others	25,785	45,066	39,993	(14,207)	(19,281)	7,723	(27,005)
Other money held in trust	(44)	3,781	510	(555)	(3,825)	135	(3,960)
Total	(34,526)	450,667	262,725	(297,251)	(485,193)	258,669	(743,864)
Stocks	(172,782)	328,026	105,894	(278,677)	(500,808)	193,875	(694,683)
Bonds	111,528	73,523	115,234	(3,705)	38,005	56,200	(18,195)
Others	26,727	49,118	41,597	(14,869)	(22,391)	8,593	(30,985)

(Notes) 1. The figures above include unrealized gains(losses) on negotiable certificates of deposit in 'deposits with banks' and commercial papers as well as claims on loan trust in 'commercial paper and other debt purchased'.

2. Unrealized gains(losses) of stocks (excluding stocks of subsidiaries and affiliates) are calculated with the avarege market price during the final month of the fiscal year. Rest of the securities are evaluated at the market price as of the balance sheet date.

3. "Other securities" and "other money held in trust" are evaluated and recorded on the balance sheet at market prices. The figures in the table above indicate the difference between the acquisition cost (or amortized costs) and the balance sheet amounts.

4. Figures of unrealized gains(losses) as of Mar. 31, 2003 are those after the write-off of unrealized losses on securities due to the merger. For the detail of the merger accounting, please see 21 (2).

<Consolidated>

(Millions of yen)

	Mar. 31, 2003				Mar. 31, 2002		
	Unrealized gains(losses)				Unrealized gains(losses)		
	(a)	(a) - (b)	Gains	Losses	(b)	Gains	Losses
Held-to-maturity purpose	5,882	4,990	5,988	(105)	892	1,262	(370)
Other securities	(30,643)	464,864	272,943	(303,587)	(495,507)	260,042	(755,549)
Stocks	(165,442)	343,863	112,952	(278,395)	(509,305)	192,620	(701,926)
Bonds	111,164	74,705	117,093	(5,928)	36,459	58,810	(22,351)
Others	23,634	46,295	42,897	(19,263)	(22,661)	8,610	(31,271)
Other money held in trust	(44)	3,781	510	(555)	(3,825)	135	(3,960)
Total	(24,805)	473,635	279,443	(304,248)	(498,440)	261,440	(759,881)
Stocks	(165,442)	343,863	112,952	(278,395)	(509,305)	192,620	(701,926)
Bonds	116,016	79,382	121,945	(5,928)	36,634	59,303	(22,669)
Others	24,620	50,389	44,545	(19,925)	(25,769)	9,515	(35,284)

(Notes) 1. The figures above include unrealized gains(losses) on negotiable certificates of deposit in 'deposits with banks' and commercial papers as well as claims on loan trust in 'commercial paper and other debt purchased'.

2. Unrealized gains(losses) of stocks are calculated with the avarege market price during the final month of the fiscal year. Rest of the securities are evaluated at the market price as of the balance sheet date.

3. "Other securities" and "other money held in trust" are evaluated and recorded on the consolidated balance sheet at market prices. The figures in the table above indicate the difference between the acquisition cost (or amortized costs) and the balance sheet amounts.

6. Overview of (Headging purpose) Derivative Transactions <SMBC Non-consolidated>

(Billions of yen)

		Mar. 31, 2003				Mar. 31, 2002			
		Assets (1)	Liabilities (2)	Net evaluation gains(losses) (1) - (2)	Deferred gains(losses) (3)	Assets (1)	Liabilities (2)	Net evaluation gains(losses) (1) - (2)	Deferred gains(losses) (3)
	Interest rate swaps	398.5	175.2	223.3	117.3	750.0	284.3	465.7	98.8
	Currency swaps	419.5	408.0	11.5	9.6	438.0	414.1	23.9	17.3
	Others	58.9	31.5	27.4	28.9	35.7	40.6	(4.9)	(23.1)
Total		876.9	614.7	262.2	155.8	1,223.7	739.0	484.7	93.0

(Notes) 1. Derivative transactions are carried at fair value in the balance sheet except those to which 'the short-cut method for interest rate swap' is applied.

2. The Bank adopts deferred hedge accounting by applying 'the risk adjustment approach', which is one of the methods of macro hedging.

(Reference) Contact amount of interest rate swaps (to which deferred hedge accounting is applied), classified by maturity

(Billions of yen)

		Mar. 31, 2003				Mar. 31, 2002			
		1 year or less	1-5 years	over 5 years	Total	1 year or less	1-5 years	over 5 years	Total
	Receivable fixed rate /payable floating rate	20,063.1	22,188.0	6,588.7	48,839.8	26,989.8	23,894.6	2,754.3	53,638.7
	Receivable floating rate /payable fixed rate	12,075.6	14,597.6	3,509.8	30,183.0	15,786.2	9,530.3	2,801.4	28,117.9
	Receivable floating rate /payable floating rate	5.2	866.6	84.5	956.3	133.5	651.5	245.1	1,030.1
Total contract amount		32,143.9	37,652.2	10,183.0	79,979.1	42,909.5	34,076.4	5,800.8	82,786.7

7. Employee Retirement Benefits

(1) Balance of the retirement benefit liability

<SMBC Non-consolidated> (Millions of yen)

		Mar. 31, 2003	Change	Mar. 31, 2002
Balance of the retirement benefit liability	(A)	1,104,255	22,572	1,081,683
<Discount rate>		*<3.0%>*	<->	*<3.0%>*
Market value of pension assets	(B)	706,502	(28,431)	734,933
Reserve for employee retirement benefits	(C)	72,816	(47,999)	120,815
Prepaid pension cost	(D)	-	-	-
Unrecognized net obligation from change of accounting method	(E)	40,335	(20,167)	60,502
Unrecognized prior service cost (deductable from the obligation)	(F)	(52,701)	6,394	(59,095)
Unrecognized actuarial net gain(loss)	(A-B-C+D-E-F)	337,302	112,776	224,526

(Note) Discount rate as of Mar. 31, 2002 is that for the former SMBC.

(Reference) <Consolidated> (Millions of yen)

		Mar. 31, 2003	Change	Mar. 31, 2002
Balance of the retirement benefit liability	(A)	1,164,570	(11,389)	1,175,959
Market value of pension assets	(B)	723,175	(53,913)	777,088
Reserve for employee retirement benefits	(C)	101,408	(46,564)	147,972
Prepaid pension cost	(D)	-	(27)	27
Unrecognized net obligation from change of accounting method	(E)	44,087	(26,193)	70,280
Unrecognized prior service cost (deductable from the obligation)	(F)	(53,218)	7,489	(60,707)
Unrecognized actuarial net gain(loss)	(A-B-C+D-E-F)	349,118	107,765	241,353

(2) Cost for employee retirement benefits

<SMBC Non-consolidated> (Millions of yen)

	FY2002	Change	FY2001
Cost for employee retirement benefits	65,248	13,020	52,228
Service cost	21,782	377	21,405
Interest cost	32,394	(2,938)	35,332
Expected returns on pension assets	(31,056)	2,077	(33,133)
Amortization of net obligation from change of accounting method (amortized using the straight-line method over 5 years)	20,167	-	20,167
Amortization of prior service cost	(6,394)	(1,542)	(4,852)
Amortization of actuarial net gain(loss)	22,954	17,937	5,017
Others	5,400	(2,890)	8,290

(Reference) <Consolidated> (Millions of yen)

	FY2002	Change	FY2001
Cost for employee retirement benefits	79,650	15,097	64,553

8. Capital Ratio <Consolidated>

(Billions of yen, %)

	Mar. 31, 2003 [Preliminary]	Change	Mar. 31, 2002
(1) Capital ratio	10.10	(0.35)	10.45
(2) Tier I	3,255.9	(463.5)	3,719.4
Net unrealized losses on other securities	(24.2)	280.6	(304.8)
(3) Tier II	2,961.6	(543.2)	3,504.8
(a) Unrealized gains on securities	-	-	-
(b) Unrealized appreciation of land	71.7	(11.2)	82.9
(c) General reserve	739.6	(104.8)	844.4
(d) Subordinated debt	2,150.3	(427.2)	2,577.5
(4) Subtraction items	238.6	75.3	163.3
(5) Total capital (2) + (3) - (4)	5,978.9	(1,081.9)	7,060.8
(6) Risk-adjusted assets	59,166.8	(8,381.2)	67,548.0

9. ROE

<SMBC Non-consolidated> (%)

	FY2002		FY2001	
		Change	Former SMBC	Former Wakashio Bank
ROE (numerator: Banking profit*)	76.0		53.6	15.2
ROE (numerator: Banking profit)	59.5		30.5	14.7
ROE (numerator: Net income)	(34.1)		(15.5)	0.0

*Excluding transfer to general reserve for possible loan losses

<Consolidated> (%)

	FY2002	Change	FY2001
ROE (numerator: Net income)	(43.0)	(20.8)	(22.2)

$$ROE = \frac{\text{Net income - Dividends on preferred stocks}}{\{(\text{Stockholders' equity at the beginning of the term}) - (\text{Number of preferred stocks at the beginning of the term}) \times (\text{Issue price}) + (\text{Stockholders' equity at the end of the term}) - (\text{Number of preferred stocks at the end of the term}) \times (\text{Issue price})\} / 2} \times 100$$

(%)

	FY2002	Change	FY2001
Fully-diluted ROE (numerator: Net income)	(17.4)	(3.7)	(13.7)

(Note) Fully-diluted basis, including convertible preferred stocks and mandatorily exchangeable subordinated notes

10. Classification under Self-Assessment, Disclosure of Problem Assets, and Write-Offs/Reserves <SMBC Non-consolidated>

<As of Mar. 31, 2003> (Billions of yen)

Category of Borrowers under Self-Assessment	Disclosed Assets based on the Financial Reconstruction Law	Classification under Self-Assessment: Classification I	Classification II	Classification III	Classification IV	Reserve for Possible Loan Losses	Reserve Ratio
Bankrupt Borrowers Effectively Bankrupt Borrowers	Bankrupt and Quasi-Bankrupt Assets 524.9 (i) (Change from Mar. 31, 2002: +26.6)	Portion of claims secured by collateral or guarantees, etc. 507.8 (a)		Fully reserved 17.1	Direct Write-offs (*1)	Specific Reserve 23.8 (*2)	100% (*3)
Potentially Bankrupt Borrowers	Doubtful Assets 2,129.5 (ii) (Change from Mar. 31, 2002: -852.8)	Portion of claims secured by collateral or guarantees, etc. 959.4 (b)		Necessary amount reserved 1,170.1		Specific Reserve 926.2 (*2)	79.2% (*3)
Borrowers Requiring Caution	Substandard Loans 2,606.9 (iii) (Change from Mar. 31, 2002: +167.2) (Claims to Substandard Borrowers)	Portion of Substandard Loans secured by collateral or guarantees, etc. 1,078.4 (c)				General Reserve for Substandard Loans 540.9	33.7% (*3) 21.4% (*3)
	Normal Assets 57,313.4	Claims to Borrowers Requiring Caution, excluding claims to Substandard Borrowers				General Reserve 1,113.2	6.0% [12.8%] (*4)
Normal Borrowers		Claims to Normal Borrowers					0.2% (*4)
	Total 62,574.7 (iv)					Loan Loss Reserve for Specific Overseas Countries 11.6	

A=(i)+(ii)+(iii)	B: Portion secured by collateral or guarantees, etc.	C: Unsecured portion (A - B)	D: Specific Reserve + General Reserve for Substandard Loans (*2)	Reserve Ratio (*5) D/C
5,261.3 (v) (Change from Mar. 31, 2002: -659.0) <Problem asset ratio ((v)/(iv)) 8.4%>	(a)+(b)+(c) 2,545.6	2,715.7	1,490.9	54.9%

Coverage Ratio = (B+D)/A 76.7%

(*1) Includes direct reduction amounts to JPY 954.0 billion.

(*2) Includes reserves for assets which are not subject to disclosure based on the Financial Reconstruction Law disclosure standards. (Bankrupt/effectively bankrupt borrowers: JPY 6.7 billion, Potentially bankrupt borrowers: JPY 9.2 billion)

(*3) Reserve ratios to bankrupt borrowers, effectively bankrupt borrowers, potentially bankrupt borrowers, substandard borrowers and borrowers requiring caution including substandard borrowers are the proportion of the reserve to the respective claims of each category, excluding the portion secured by collateral or guarantees, etc.

(*4) Reserve ratios to normal borrowers and borrowers requiring caution excluding substandard borrowers are the proportion of the reserve to the respective claims of each category.
A figure in square brackets indicates the proportion of the reserve to the claims to borrowers requiring caution, excluding claims to substandard borrowers, excluding the portion secured by collateral or guarantees, etc.

(*5) The proportion of the reserve to the claims, excluding the portion secured by collateral or guarantees, etc.

11. Risk-Monitored Loans

<SMBC Non-consolidated> (Millions of yen)

		Mar. 31, 2003	Change	Mar. 31, 2002
Risk-monitored loans	Bankrupt loans	172,403	(24,700)	197,103
	Non-accrual loans	2,390,173	(809,504)	3,199,677
	Past due loans (3 months or more)	114,756	22,144	92,612
	Restructured loans	2,492,199	145,001	2,347,198
	Total	5,169,531	(667,061)	5,836,592
	Amount of direct reduction	925,485	(455,322)	1,380,807
Total loans (term-end balance)		57,282,365	(3,019,954)	60,302,319

(%)

		Mar. 31, 2003	Change	Mar. 31, 2002
Ratio to total loans	Bankrupt loans	0.3	0.0	0.3
	Non-accrual loans	4.2	(1.1)	5.3
	Past due loans (3 months or more)	0.2	0.0	0.2
	Restructured loans	4.4	0.5	3.9
	Total	9.0	(0.7)	9.7

<Consolidated> (Millions of yen)

		Mar. 31, 2003	Change	Mar. 31, 2002
Risk-monitored loans	Bankrupt loans	201,392	(26,092)	227,484
	Non-accrual loans	2,710,164	(889,586)	3,599,750
	Past due loans (3 months or more)	130,353	27,591	102,762
	Restructured loans	2,728,791	174,420	2,554,371
	Total	5,770,700	(713,667)	6,484,367
	Amount of direct reduction	1,273,360	(495,480)	1,768,840
Total loans (term-end balance)		61,082,946	(2,562,640)	63,645,586

(%)

		Mar. 31, 2003	Change	Mar. 31, 2002
Ratio to total loans	Bankrupt loans	0.3	(0.1)	0.4
	Non-accrual loans	4.4	(1.3)	5.7
	Past due loans (3 months or more)	0.2	0.0	0.2
	Restructured loans	4.5	0.5	4.0
	Total	9.4	(0.8)	10.2

12. Reserve for Possible Loan Losses

<SMBC Non-consolidated>

(Millions of yen)

	Mar. 31, 2003	Change	Mar. 31, 2002
Reserve for possible loan losses	2,074,797	98,005	1,976,792
General reserve	1,113,235	238,132	875,103
Specific reserve	949,996	(136,246)	1,086,242
Loan loss reserve for specific overseas countries	11,566	(3,879)	15,445
Amount of direct reduction	954,041	(458,173)	1,412,214
Reserve for possible losses on loans sold	17,169	(63,981)	81,150

<Consolidated>

(Millions of yen)

	Mar. 31, 2003	Change	Mar. 31, 2002
Reserve for possible loan losses	2,243,542	83,893	2,159,649
General reserve	1,173,927	244,466	929,461
Specific reserve	1,058,048	(156,685)	1,214,733
Loan loss reserve for specific overseas countries	11,566	(3,888)	15,454
Amount of direct reduction	1,324,459	(499,815)	1,824,274
Reserve for possible losses on loans sold	20,665	(65,706)	86,371

13. Reserve Ratio to Risk-Monitored Loans

<SMBC Non-consolidated>

(%)

	Mar. 31, 2003	Change	Mar. 31, 2002
Before direct reduction	49.7	2.7	47.0
After direct reduction	40.1	6.2	33.9

<Consolidated>

(%)

	Mar. 31, 2003	Change	Mar. 31, 2002
Before direct reduction	50.7	2.4	48.3
After direct reduction	38.9	5.6	33.3

(Note) Reserve ratio to risk-monitored loans = (Reserve for possible loan losses) / (Risk-monitored loans)

14. Problem Assets Based on the Financial Reconstruction Law

<SMBC Non-consolidated>

(Millions of yen, %)

	Mar. 31, 2003	Change	Mar. 31, 2002
Bankrupt and quasi-bankrupt assets	524,889	26,626	498,263
Doubtful assets	2,129,501	(852,772)	2,982,273
Substandard loans	2,606,955	167,145	2,439,810
Total (A)	5,261,345	(659,002)	5,920,347
Normal assets	57,313,355	(3,600,943)	60,914,298
Total (B)	62,574,700	(4,259,945)	66,834,645
Problem asset ratio (A/B)	8.4	(0.5)	8.9
Amount of direct reduction	954,041	(458,173)	1,412,214

(Note) In addition to loans, "Problem Assets Based on the Financial Reconstruction Law" includes acceptances and guarantees, suspense payments, and other credit-type assets.

(Millions of yen)

	Mar. 31, 2003	Change	Mar. 31, 2002
Total coverage (C)	4,036,463	(502,763)	4,539,226
Reserve for possible loan losses* (D)	1,490,852	113,549	1,377,303
Reserve for supporting specific borrowers	-	-	-
Amount recoverable due to guarantees, collateral and others (E)	2,545,611	(616,311)	3,161,922

* Sum of general reserve for substandard loans and specific reserve.

(%)

	Mar. 31, 2003	Change	Mar. 31, 2002
Coverage ratio (C) / (A)	76.7	0.0	76.7
Coverage ratio calculated with total reserve for possible loan losses included in the numerator	87.8	1.0	86.8

(%)

	Mar. 31, 2003	Change	Mar. 31, 2002
Reserve ratio to unsecured assets (D) / (A - E)	54.9	5.0	49.9
Reserve ratio calculated with total reserve for possible loan losses included in the numerator	76.4	4.7	71.7

<Consolidated>

(Millions of yen, %)

	Mar. 31, 2003	Change	Mar. 31, 2002
Bankrupt and quasi-bankrupt assets	655,976	17,740	638,236
Doubtful assets	2,340,207	(923,213)	3,263,420
Substandard loans	2,857,590	191,521	2,666,069
Total (A)	5,853,773	(713,952)	6,567,725
Normal assets	59,330,555	(2,565,869)	61,896,424
Total (B)	65,184,328	(3,279,821)	68,464,149
Problem asset ratio (A/B)	9.0	(0.6)	9.6

(Millions of yen)

	Mar. 31, 2003	Change	Mar. 31, 2002
Total coverage (C)	4,460,614	(482,481)	4,943,095
Reserve for possible loan losses* (D)	1,569,412	175,092	1,394,320
Reserve for supporting specific borrowers	-	-	-
Amount recoverable due to guarantees, collateral and others (E)	2,891,202	(657,573)	3,548,775

(%)

	Mar. 31, 2003	Change	Mar. 31, 2002
Coverage ratio (C) / (A)	76.2	0.9	75.3
Coverage ratio calculated with total reserve for possible loan losses included in the numerator	87.7	0.8	86.9

(%)

	Mar. 31, 2003	Change	Mar. 31, 2002
Reserve ratio to unsecured assets (D) / (A - E)	53.0	6.8	46.2
Reserve ratio calculated with total reserve for possible loan losses included in the numerator	75.7	4.2	71.5

(Reference) Progress of Off-Balancing of Problem Assets <SMBC Non-consolidated>

1. Problem assets existing prior to and classified during the first half of FY2000 <SMBC Non-consolidated>

(1) Term-end balance of bankrupt and quasi-bankrupt assets, and doubtful assets based on the Financial Reconstruction Law

(Billions of yen)

	Sep. 30, 2000	Mar. 31, 2001	Sep. 30, 2001	Mar. 31, 2002	Sep. 30, 2002	Mar. 31, 2003	Change
Bankrupt and quasi-bankrupt assets	653.0	475.2	379.5	283.3	240.3	144.5	(95.8)
Doubtful assets	2,594.8	1,361.6	1,055.7	848.3	661.1	255.6	(405.5)
Total	3,247.8	1,836.8	1,435.2	1,131.6	901.4	400.1	(501.3)
						(A)	(B)

(Note) Balance as of Mar. 31, 2003 includes JPY 151.2 billion, the result of measures connected to off-balancing. The measures connected to off-balancing are legal reorganizations, measures associated with legal reorganizations, corporate splits to good companies and bad companies, partial direct write-offs of retail exposure to individuals and small- and medium-sized enterprizes, and trusts to RCC for the purpose of revitalization which is scheduled to be off-balanced before the maturity.

(2) Progress of off-balancing

(Billions of yen)

	Second half of FY2002	
Disposition by borrowers' liquidation	(48.9)	
Reconstructive disposition --- (a)	(11.3)	
Improvement in debtors' performance due to (a)	-	
Loan sales to market	(819.6)	
Direct write-offs	513.9	
Others	(135.4)	
Collection/repayment, etc.	(70.3)	
Improvement in debtors' performance	(65.1)	
Total	(501.3)	(B)

(Notes) 1. "Disposition by borrowers' liquidation" refers to abandonment or write-off of loans involved in bankruptcy liquidation proceedings (bankruptcy or special liquidations).
2. "Reconstructive disposition" refers to abandonment of loans involved in rehabilitative bankruptcy proceedings (corporate reorganization, civil rehabilitation, composition and arrangement), loan forgiveness involved in special mediation or other types of civil mediation, or loan forgiveness for restructuring involved in private reorganization.
3. "Improvement in debtors' performance due to re-constructive disposition" was categorized as "Others" in FY2000 financial results published in May 2001.

2. Problem assets classified during the second half of FY2000

(1) Term-end balance of bankrupt and quasi-bankrupt assets, and doubtful assets based on the Financial Reconstruction Law

(Billions of yen)

	Mar. 31, 2001	Sep. 30, 2001	Mar. 31, 2002	Sep. 30, 2002	Mar. 31, 2003	Change
Bankrupt and quasi-bankrupt assets	118.8	142.2	57.7	52.1	29.0	(23.1)
Doubtful assets	592.6	269.7	145.2	112.7	81.9	(30.8)
Total	711.4	411.9	202.9	164.8	110.9	(53.9)
					(C)	(D)

(Note) Balance as of Mar. 31, 2003 includes JPY 23.4 billion, the result of measures connected to off-balancing.

(2) Progress of off-balancing

(Billions of yen)

	Second half of FY2002	
Disposition by borrowers' liquidation	(1.6)	
Reconstructive disposition --- (a)	(5.6)	
Improvement in debtors' performance due to (a)	-	
Loan sales to market	(75.8)	
Direct write-offs	45.8	
Others	(16.7)	
Collection/repayment, etc.	(12.9)	
Improvement in debtors' performance	(3.8)	
Total	(53.9)	(D)

3. Problem assets classified during the first half of FY2001

(1) Term-end balance of bankrupt and quasi-bankrupt assets, and doubtful assets based on the Financial Reconstruction Law

(Billions of yen)

	Sep. 30, 2001	Mar. 31, 2002	Sep. 30, 2002	Mar. 31, 2003	Change
Bankrupt and quasi-bankrupt assets	56.6	76.6	66.0	41.7	(24.3)
Doubtful assets	332.5	236.9	163.1	99.5	(63.6)
Total	389.1	313.5	229.1	141.2	(87.9)
				(E)	(F)

(Note) Balance as of Mar. 31, 2003 includes JPY 31.9 billion, the result of measures connected to off-balancing.

(2) Progress of off-balancing

(Billions of yen)

	Second half of FY2002	
Disposition by borrowers' liquidation	(1.0)	
Reconstructive disposition --- (a)	(5.8)	
Improvement in debtors' performance due to (a)	-	
Loan sales to market	(14.5)	
Direct write-offs	(10.5)	
Others	(56.1)	
Collection/repayment, etc.	(49.6)	
Improvement in debtors' performance	(6.5)	
Total	(87.9)	(F)

4. Problem assets classified during the second half of FY2001

(1) Term-end balance of bankrupt and quasi-bankrupt assets, and doubtful assets based on the Financial Reconstruction Law

(Billions of yen)

	Mar. 31, 2002	Sep. 30, 2002	Mar. 31, 2003	Change
Bankrupt and quasi-bankrupt assets	80.6	96.4	60.5	(35.9)
Doubtful assets	1,751.9	1,131.5	729.5	(402.0)
Total	1,832.5	1,227.9	790.0	(437.9)
			(G)	(H)

(Note) Balance as of Mar. 31, 2003 includes JPY 56.1 billion, the result of measures connected to off-balancing.

(2) Progress of off-balancing

(Billions of yen)

	Second half of FY2002	
Disposition by borrowers' liquidation	(0.5)	
Reconstructive disposition --- (a)	(93.8)	
Improvement in debtors' performance due to (a)	(42.7)	
Loan sales to market	(10.0)	
Direct write-offs	(16.5)	
Others	(274.4)	
Collection/repayment, etc.	(111.1)	
Improvement in debtors' performance	(163.3)	
Total	(437.9)	(H)

5. Problem assets classified during the first half of FY2002

(1) Term-end balance of bankrupt and quasi-bankrupt assets, and doubtful assets based on the Financial Reconstruction Law

(Billions of yen)

	Sep. 30, 2002	Mar. 31, 2003	Change
Bankrupt and quasi-bankrupt assets	64.5	204.8	140.3
Doubtful assets	483.9	153.6	(330.3)
Total	548.4	358.4	(190.0)
		(I)	(J)

(Note) Balance as of Mar. 31, 2003 includes JPY 107.7 billion, the result of measures connected to off-balancing.

(2) Progress of off-balancing

(Billions of yen)

	Second half of FY2002	
Disposition by borrowers' liquidation	-	
Reconstructive disposition --- (a)	(7.7)	
Improvement in debtors' performance due to (a)	-	
Loan sales to market	(4.7)	
Direct write-offs	(109.5)	
Others	(68.1)	
Collection/repayment, etc.	(62.1)	
Improvement in debtors' performance	(6.0)	
Total	(190.0)	(J)

(Reference) Progress of off-balancing (Second half of FY2002 total)

(Billions of yen)

	Second half of FY2002
Disposition by borrowers' liquidation	(52.0)
Reconstructive disposition --- (a)	(124.2)
Improvement in debtors' performance due to (a)	(42.7)
Loan sales to market	(924.6)
Direct write-offs	423.2
Others	(550.7)
Collection/repayment, etc.	(306.0)
Improvement in debtors' performance	(244.7)
Total	(1,271.0)
	(B)+(D)+(F)+(H)+(J)

6. Problem assets classified during the second half of FY2002

(1) Term-end balance of bankrupt and quasi-bankrupt assets, and doubtful assets based on the Financial Reconstruction Law

(Billions of yen)

	Mar. 31, 2003	
Bankrupt and quasi-bankrupt assets	44.4	
Doubtful assets	809.4	
Total	853.8	(K)

(Note) Balance as of Mar. 31, 2003 includes JPY 40.7 billion, the result of measures connected to off-balancing.

(Reference) Balance of bankrupt and quasi-bankrupt assets, and doubtful assets based on the Financial Reconstruction Law

(Billions of yen)

	Sep. 30, 2000	Mar. 31, 2001	Sep. 30, 2001	Mar. 31, 2002	Sep. 30, 2002	Mar. 31, 2003	Change
Bankrupt and quasi-bankrupt assets	653.0	594.0	578.3	498.2	519.3	524.9	5.6
Doubtful assets	2,594.8	1,954.1	1,657.9	2,982.3	2,552.3	2,129.5	(422.8)
Total	3,247.8	2,548.1	2,236.2	3,480.5	3,071.6	2,654.4	(417.2)

15. Loan Portfolio, Classified by Industry <SMBC Non-consolidated>

(1) Loans and bills discounted, classified by industry

(Millions of yen)

	Mar. 31, 2003	
		Risk-Monitored Loans
Domestic offices (excluding offshore banking account)	53,795,885	5,045,798
Manufacturing	6,031,262	219,954
Agriculture, forestry, fisheries, and mining	192,795	4,570
Construction	2,385,278	688,800
Transportation, communications and other public enterprises	2,968,971	134,852
Wholesale and retail	5,812,485	533,638
Finance and insurance	5,419,634	166,084
Real estate	8,240,327	2,052,350
Various services	5,622,703	949,154
Municipalities	508,144	-
Others	16,614,280	296,396
Overseas offices and offshore banking accounts	3,486,479	123,733
Public sector	119,468	11,639
Financial institutions	236,116	1,422
Commerce and industry	2,945,122	110,672
Others	185,772	-
Total	57,282,365	5,169,531

(Millions of yen)

	Mar. 31, 2002	
		Risk-Monitored Loans
Domestic offices (excluding offshore banking account)	54,863,439	5,691,294
Manufacturing	7,531,964	317,433
Agriculture, forestry, fisheries, and mining	183,762	5,215
Construction	2,871,745	1,014,604
Transportation, communications and other public enterprises	2,849,799	65,699
Wholesale, retail and restaurant	7,210,408	728,764
Finance and insurance	5,269,537	216,911
Real estate	8,612,718	2,043,461
Services	6,409,089	1,003,371
Municipalities	337,572	-
Others	13,586,834	295,836
Overseas offices and offshore banking accounts	5,438,880	145,298
Public sector	182,437	13,580
Financial institutions	372,246	2,963
Commerce and industry	4,689,758	128,755
Others	194,437	-
Total	60,302,319	5,836,592

(Note) The "Japan Standard Industrial Classification" was revised by a public notice No.139 from the Ministry of Public Management, Home Affairs, Posts and Telecommunications, which was released on Mar. 7, 2002 and took effect on Oct. 1, 2002. Consequently, loans and bills discounted, classified by industry regarding "domestic offices excluding offshore banking accounts" before Mar. 31, 2002 are based on the "Japan Standard Industrial Classification" before this revision, and those as of Mar. 31, 2003 are based on "Japan Standard Industrial Classification" after this revision.

(2) Problem Assets Based on the Financial Reconstruction Law, classified by industry and reserve ratio

(Millions of yen, %)

	Mar. 31, 2003	Reserve ratio
Domestic offices (excluding offshore banking account)	5,111,997	54.3
Manufacturing	222,098	46.7
Agriculture, forestry, fisheries, and mining	4,571	47.3
Construction	721,706	65.7
Transportation, communications and other public enterprises	135,717	37.5
Wholesale and retail	539,974	41.2
Finance and insurance	168,045	54.3
Real estate	2,057,619	57.3
Various services	961,731	48.6
Municipalities	-	-
Others	300,536	71.9
Overseas offices and offshore banking accounts	149,348	58.4
Public sector	11,639	27.9
Financial institutions	1,422	-
Commerce and industry	136,287	62.6
Others	-	-
Total	5,261,345	54.9

(Millions of yen, %)

	Mar. 31, 2002	Reserve ratio
Domestic offices (excluding offshore banking account)	5,753,026	49.9
Manufacturing	320,493	36.7
Agriculture, forestry, fisheries, and mining	5,218	64.2
Construction	1,035,509	53.9
Transportation, communications and other public enterprises	66,985	49.7
Wholesale, retail and restaurant	740,024	60.3
Finance and insurance	219,324	26.6
Real estate	2,047,293	42.7
Services	1,006,380	55.9
Municipalities	-	-
Others	311,800	76.5
Overseas offices and offshore banking accounts	167,321	51.1
Public sector	13,580	21.8
Financial institutions	2,963	65.1
Commerce and industry	150,778	55.3
Others	-	-
Total	5,920,347	49.9

(Notes) 1. In addition to loans, "Problem Assets Based on the Financial Reconstruction Law" includes acceptances and guarantees, suspense payments, and other credit-type assets.

2. Reserve Ratio = (Reserve for possible loan losses) / (Assets excluding amounts recoverable due to collaterals and guarantees) Reserve for possible loan losses is sum of general reserve for substandard loans and specific reserve.

(3) Consumer loans outstanding

(Millions of yen)

	Mar. 31, 2003	Change	Mar. 31, 2002
Consumer loans	13,665,876	77,650	13,588,226
Housing loans	12,339,291	279,096	12,060,195
Residential purpose	8,346,632	440,959	7,905,673
Others	1,326,585	(201,446)	1,528,031

(4) Loans to small- and medium-sized enterprises

(Millions of yen, %)

	Mar. 31, 2003	Change	Mar. 31, 2002
Outstanding balance	36,733,241	(2,391,077)	39,124,318
Ratio to total loans	68.3	(3.0)	71.3

(Note) Outstanding balance does not include loans at overseas branches and offshore banking accounts.

16. Overseas Loans <SMBC Non-consolidated>

(1) Loans to specific overseas countries

(Millions of yen)

	Mar. 31, 2003	Change	Mar. 31, 2002
Loan balance	108,077	(44,223)	152,300
Number of countries	9	-	9

(2) Loans classified by country

(i) Loans to Asian countries

(Millions of yen)

	Mar. 31, 2003	Change	Mar. 31, 2002
Indonesia	111,459	(45,916)	157,375
Risk-monitored loans	36,181	(2,923)	39,104
Thailand	202,213	(106,409)	308,622
Risk-monitored loans	20,218	7,295	12,923
Korea	165,163	3,623	161,540
Risk-monitored loans	353	(681)	1,034
Hong Kong	246,017	(89,747)	335,764
Risk-monitored loans	8,120	(5,838)	13,958
China	129,464	(13,408)	142,872
Risk-monitored loans	2,669	(9,324)	11,993
Singapore	223,102	(7,989)	231,091
Risk-monitored loans	119	(277)	396
India	35,339	(16,520)	51,859
Risk-monitored loans	5,137	370	4,767
Malaysia	63,957	(13,219)	77,176
Risk-monitored loans	645	(2,290)	2,935
Pakistan	3,297	(1,880)	5,177
Risk-monitored loans	1,365	(815)	2,180
Others	50,133	(3,099)	53,232
Risk-monitored loans	-	-	-
Total	1,230,147	(294,566)	1,524,713
Risk-monitored loans	74,807	(14,483)	89,290

(Notes) Classified by domicile of debtors (same for the following tables).

(ii) Loans to Central and South American countries

(Millions of yen)

	Mar. 31, 2003	Change	Mar. 31, 2002
Chile	5,534	(1,692)	7,226
Risk-monitored loans	-	-	-
Columbia	11,087	(8,714)	19,801
Risk-monitored loans	823	(169)	992
Mexico	18,411	(1,751)	20,162
Risk-monitored loans	721	(237)	958
Argentina	1,544	(814)	2,358
Risk-monitored loans	-	-	-
Brazil	36,760	(26,362)	63,122
Risk-monitored loans	-	-	-
Venezuela	9,263	(2,083)	11,346
Risk-monitored loans	-	-	-
Panama	171,756	(42,237)	213,993
Risk-monitored loans	-	-	-
Others	1,050	(95)	1,145
Risk-monitored loans	124	(13)	137
Total	255,409	(83,747)	339,156
Risk-monitored loans	1,668	(419)	2,087

(iii) Loans to Russia

(Millions of yen)

	Mar. 31, 2003	Change	Mar. 31, 2002
Russia	5,423	1,648	3,775
Risk-monitored loans	-	-	-

(3) Problem Assets Based on the Financial Reconstruction Law, classified by domicile

(Millions of yen, %)

	Mar. 31, 2003	Reserve ratio	Change	Mar. 31, 2002
Overseas and Japan offshore banking accounts	149,348	58.4	(17,973)	167,321
Asia	89,380	49.0	(14,222)	103,602
Indonesia	36,181	42.2	(4,595)	40,776
Hong Kong	12,208	60.0	(3,759)	15,967
India	7,648	65.3	641	7,007
China	2,688	58.3	(9,614)	12,302
Others	30,655	51.2	3,105	27,550
North America	50,537	87.2	4,115	46,422
Central and South America	7,785	65.1	5,698	2,087
Western Europe	1,646	65.4	(9,735)	11,381
Eastern Europe	-	-	(3,829)	3,829

(Notes) 1. In addition to loans, "Problem Assets Based on the Financial Reconstruction Law" includes acceptances and guarantees, suspense payments, and other credit-type assets.

2. Reserve Ratio = (Reserve for possible loan losses) / (Assets excluding amounts recoverable due to collaterals and guarantees) Reserve for possible loan losses is sum of general reserve for substandard loans and specific reserve.

3. Classified by domicile of debtors.

17. Information on Deposits and Loans <SMBC Non-consolidated>

(1) Deposits and loans outstanding

(Millions of yen, %)

	FY2002	Change	FY2001
Deposits (term-end balance)	58,610,731	(2,901,275)	61,512,006
Deposits (average balance)	58,674,833	540,747	58,134,086
Domestic	51,622,549	3,939,509	47,683,040
Average yield	0.04	(0.05)	0.09
Loans (term-end balance)	57,282,365	(3,019,954)	60,302,319
Loans (average balance)	59,391,403	(1,612,495)	61,003,898
Domestic	53,858,748	(85,602)	53,944,350
Average yield	1.73	(0.11)	1.84

(Note) Deposits exclude "negotiable certificates of deposit"

(2) Deposits outstanding, classified by depositor

(Millions of yen)

	Mar. 31, 2003	Change	Mar. 31, 2002
Domestic deposits	56,471,772	1,396,888	55,074,884
Individual	31,210,201	784,463	30,425,738
Corporate	25,261,571	612,425	24,649,146

(Note) Calculation based on the numbers before elimination of temporary inter-office accounts.
Excluding "negotiable certificates of deposit" and offshore banking accounts.

(Reference) (Millions of yen)

	Mar. 31, 2003	Change	Mar. 31, 2002
Outstanding balance of investment trust sales	1,676,084	103,373	1,572,711
Sales to individuals	1,598,577	112,637	1,485,940

(Note) Contract basis, calculated from the net worth of respective funds at term-end.

18. Other Financial Data <SMBC Non-consolidated>

(1) Debt Forgiveness

(Billions of yen)

	FY2002
Number of companies forgiven the debt	7
Principal amount forgiven	177.1

(Note) Debt forgiveness associated with legal settlement is not included.

(2) Outstanding amount and sales of cross-shareholdings

Outstanding amount of cross-shareholdings (Billions of yen)

	FY2002
Balance sheet amount	3,161.3
Acquisition cost	3,313.9

(Note) Outstanding amount of stock in other securities (excluding stock of parent company)

(Billions of yen)

	FY2002
Sales of cross-shareholdings	apprx. 1,100.0

19. Number of Directors and Employees <SMBC Non-consolidated>

	Mar. 31, 2003		Mar. 31, 2002	Mar. 31, 2003
		Change		"The Plan"
Directors and auditors	18 [17]	(29)	47 [33]	38
Employees (*1)	24,024 [23,401]	(1,634)	25,658 [25,027]	23,500

(Note) 1. Employees include clerical staffs and transferred staffs, and exclude executive officers, part-timers, temporary and overseas local staffs.

2. Directors, auditors and employees as of Mar. 31, 2002 are the sum of those of SMBC and Wakashio Bank . In order to clarify the progress in the Plan for Strengthening the Financial Base of the Bank, numbers for the former SMBC are indicated in brackets. For the same purpose, directors, auditors and employees as of Mar. 31, 2003 excluding those for Community Banking Unit of SMBC are indicated in brackets.

20. Number of Offices <SMBC Non-consolidated>

	Mar. 31, 2003		Mar. 31, 2002	Mar. 31, 2003
		Change		"The Plan"
Domestic branches*1	437 [403]	(160)	597 [564]	401
Overseas branches*2	20 [20]	(1)	21 [21]	22
Overseas subsidiaries*3	26 [26]	1	25 [25]	28

(*1) Sub-branches, agencies, branches specialized in receiving money transfers, branches specialized in controlling ATMs in convenience stores, and International Business Operations Department are excluded.

(*2) Sub-branches and representative offices are excluded.

(*3) Excluding affiliates, of which the Bank has less than 50% equity interest.

(*4) Numbers of branches and subsidiaries as of Mar. 31, 2002 are the sum of those of SMBC and Wakashio Bank. In order to clarify the progress in the Plan for Strengthening the Financial Base of the Bank, numbers for the former SMBC are indicated in [ ]. For the same purpose, numbers of branches and subsidiaries as of Mar. 31, 2003 excluding those for Community Banking Unit of SMBC are indicated in brackets. 2 combined branches are included.

21. Reorganization of Group Companies

(1) Establishment of a financial services complex with a holding company structure



Application of scheme for reorganization of companies
-Share transfer (to establish a bank holding company)
-Merger (between holding companies, and between subsidiary banks)
-Corporate split (by transfer of stock held by SMBC to SMFG in book value)
-Others
Before
After
SMBC
Wakashio Bank
Sumitomo Mitsui Card
SMBC Leasing
Japan Research Institute
Other group companies
Daiwa Securities SMBC
Daiwa SB Investments
Shareholders outside the group
(*1)
Daiwa Securities Group
Sumitomo Mitsui Financial Group
Wholly-owned Subsidiaries
Directly invested companies
SMBC
Sumitomo Mitsui Card
SMBC Leasing
Japan Research Institute
Other group companies
Daiwa Securities Group
Daiwa Securities SMBC
Daiwa SB Investments(*2)
(*1) Details of cross-shareholdings within the group companies are not stated in this chart.
(*2) Shareholders of the company other than SMFG and Daiwa Securities Group are not stated in this chart.

<Change of stockholders' equity of Sumitomo Mitsui Financial Group (SMFG) Non-consolidated>

(Billions of yen)

	Share transfer as of the establishment (1)	Merger (2)	Capital raising (3)	Operational results for FY 2002 (4)	As of Mar 31, 2003 (1)+(2)+(3)+(4)
Capital stock	1,000.0	-	+247.7	-	1,247.7
Capital surplus	1,496.6	+3.1	+247.6	-	1,747.3
Retained earnings	-	+36.8	-	+124.7	161.5
Treasury stock	-	-	-	(0.4)	(0.4)
Total stockholders' equity	2,496.6	+39.9	+495.3	+124.3	3,156.1

(1) Share transfer	... The amount of SMFG's net assets and book value of SMBC stock recorded on SMFG's opening balance account was equal to the amount of net assets of SMBC as of December 2, 2002, when SMBC became a wholly owned subsidiary of SMFG as a result of share transfer. Net assets of SMBC was divided into SMFG's capital stock and capital surplus, amounts to JPY 1 trillion and JPY 1,496.6 billion, respectively.
(2) Merger	... SMFG carried over the net assets of The Japan Research Instisute Holdings ("JRI Holdings") amounts to JPY 39.9 billion as a result of the merger of JRI Holdings into SMFG. JRI Holdings was the former JRI, which had established the present JRI in November 2002 through corporate split, transferred its business as a whole to the present JRI, and changed its company name from JRI to JRI Holdings to become a holding company of the present JRI. The merger between SMBC and Wakashio Bank did not affect SMFG's net assets (see next page).
(3) Capital raising	... Issuance of preferred stocks to overseas investors amounts to JPY 495.3 billion.
(4) Operational results for FY 2002	... Net income amounted to JPY 124.7 billion due to interim dividends paid by SMBC etc.

(2) Overview of Merger Accounting

<Net assets succeeded after merger>

(Billions of yen)

SMBC (the dissolving entity) <Non-consolidated>	Mar 31, 2002 (After appropriation) (1)	The day before the merger (Mar 16, 2003) (2)	Adjustments for merger accounting (3)	Net assets succeeded (2)+(3)
Capital stock	1,326.7	1,058.0	(578.8)	479.2
Capital surplus	1,684.4	2,004.0	(826.7)	1,177.3
Capital reserve	1,326.8	1,646.4	(826.7)	819.7
Other capital surplus	357.6	357.6	-	357.6
Retained earnings	345.9	(436.5)	658.4	(*) 221.9
Land revaluation excess	100.4	97.4	-	97.4
Net unrealized losses on other securities	(298.0)	(672.8)	672.8	-
Treasury stock	(0.3)	-	-	-
Total stockholders' equity	3,159.1	2,050.1	(74.3)	1,975.8
excluding net unrealized losses on other securities	3,457.1	2,722.9	(b) (747.1)	1,975.8

Note: (a) +50.9 — change in capital stock and capital reserve from (1) to (2).

(*) The sum of earned surplus reserve and earnings carry-over after the appropriation of profit for FY 2001, the last fiscal year before the merger, excluding interim dividends distributed to SMFG (JPY124 billion).

(a) Breakdown of changes in capital stock and capital reserve

	Capital stock + Capital reserve
Mar 31, 2002	2,653.5
Reorganization of group companies	(399.4)
Capital raising	+450.3
Change	+50.9
The day before the merger	2,704.4

(b) Breakdown of write-off of unrealized losses

Other securities	Before merger	Adjustments for merger accounting	After adjustments for merger accounting
Stocks	(798.6)	672.8	(125.8)
Unrealized gains	97.3	-	97.3
Unrealized losses	(895.9)	672.8	(223.1)
Bonds	102.9	-	102.9
Others	22.9	-	22.9
Subtotal	(672.8)	672.8	-
Net unrealized losses on lands	(110.1)	110.1	-
Total unrealized losses	(782.9)	782.9	-
Deferred tax amount recognized via merger accounting (related to net unrealized losses on lands)		(35.8)	
Amount of adjustments for merger accounting		747.1	

<Stockholders' equity of the new bank as of Mar 31, 2003>

(Billions of yen)

<Non-consolidated>	<The surviving entity>(*1) Wakashio Bank [The day of merger] (without operating results for FY 2002) (1)	Net assets succeeded after merger (2)	Operating results for FY 2002 (*2) (3)	<New bank after merger> SMBC as of Mar 31, 2003 (1)+(2)+(3)
Capital stock	80.8	479.2	-	560.0
Capital surplus	60.0	1,177.3	-	1,237.3
Capital reserve	60.0	819.7	-	879.7
Other capital surplus	-	357.6	-	357.6
Retained earnings	0	221.9	192.6	414.5
Land revaluation excess	-	97.4	(12.1)	85.3
Net unrealized losses on other securities	-	-	(17.9)	(17.9)
Treasury stock	-	-	-	-
Total stockholders' equity	140.8	1,975.8	162.6	2,279.2

(*1) Wakashio Bank, the surviving entity, succeeded net assets of SMBC, the dissolving entity, on the day of the merger. The company name of the new bank after merger is Sumitomo Mitsui Banking Corporation.

(*2) Gains(losses) for the former Wakashio Bank from April 1, 2002 to Mar 16, 2003 and gains(losses) of the new bank after merger from Mar. 17, 2003 to Mar 31, 2003 etc.

(Reference) Deferred tax assets <SMBC Non-consolidated>

(Billions of yen)

	Mar. 31, 2003	Change from Sep. 30, 2002	Change from Mar. 31, 2002
Effective income tax rate	40.46%	+1.84%	+1.84%
(1)Net deffered tax assets ((2)+(5))	1,814.6	(44.7)	+73.5
<Excluding effect of new nationwide external standard taxation>	*< 1,747.0 >*	*< (112.3) >*	*< +5.9 >*
(2)Total deferred tax assets ((3)+(4))	1,849.3	(39.7)	+74.4
(3)Subtotal of deferred tax assets	2,304.0	+408.1	+522.5
<Excluding effect of new nationwide external standard taxation>	*< 2,236.4 >*	*< +340.5 >*	*< +454.9 >*
(4)Valuation allowance	(454.7)	(447.8)	(448.1)
(5)Total deferred tax liabilities	(34.7)	(5.0)	(0.9)

(Change in Deferred tax assets)


(Billions of yen)
1,850
1,800
1,750
1,700
0
1,741.1
1,859.3
1,814.6
1,747.0
Effect of new nationwide external standard taxation
67.6 billion yen
Mar. 31, 2002
Sep. 30, 2002
Mar. 31, 2003

22. Earnings Forecast for FY2003

Sumitomo Mitsui Financial Group, Inc.

<Non-consolidated> (Billions of yen)

	FY2003		FY2002
	First Half of FY2003		Result
Operating income	7.0	55.0	131.5
Ordinary profit	5.0	50.0	119.6
Net income	5.0	50.0	124.7

(Billions of yen)

	FY2003		FY2002
	Interim	Annual	Result
Total dividend	–	46.4	33.3

Dividend per share forecast (Yen)

		FY2003		FY2002
		Interim		Result
Common stock		–	3,000	3,000
Type 1 Preferred stock		–	10,500	10,500
Type 2 Preferred stock		–	28,500	28,500
Type 3 Preferred stock		–	13,700	13,700
Type 4 Preferred stock	1st to 12th series	–	135,000	19,500
	13th series	–	67,500	3,750

<Consolidated> (Billions of yen)

	FY2003		FY2002
	First Half of FY2003		Result
Ordinary income	1,650.0	3,300.0	3,506.4
Ordinary profit	170.0	320.0	(515.7)
Net income	80.0	150.0	(465.4)

(Reference)

Sumitomo Mitsui Banking Corporation

<Non-consolidated> (Billions of yen)

	FY2003		FY2002
	First Half of FY2003		Result
Gross banking profit	785.0	1,600.0	1,760.6
Expenses	(305.0)	(600.0)	(647.0)
Banking profit (excluding transfer to general reserve for possible loan losses)	480.0	1,000.0	1,113.6
Ordinary profit	100.0	170.0	(597.2)
Net income	50.0	100.0	(478.3)

Total credit cost(*)	(300.0)	(650.0)	(1,074.5)

(*) (Transfer to general reserve for possible loan losses) + (Credit cost included in non-recurring losses)

(Reference) Breakdown of Ordinary Income / Ordinary Expenses <SMBC Non-consolidated>

(Millions of yen)

	FY2002	Change	FY2001
Ordinary income	2,418,024	(387,525)	2,805,549
Interest income	1,647,092	(557,410)	2,204,502
<Interest on loans and discounts>	*< 1,099,326 >*	*< (168,289) >*	*< 1,267,615 >*
<Interest and dividends on securities>	*< 257,837 >*	*< (247,621) >*	*< 505,458 >*
<Interest on deposits with banks>	*< 34,069 >*	*< (151,016) >*	*< 185,085 >*
<Interest on interest rate swaps>	*< 205,733 >*	*< 32,290 >*	*< 173,443 >*
Trust fees	7	7	-
Fees and commissions	278,790	38,315	240,475
<Fees and commissions on domestic and foreign exchanges>	*< 108,503 >*	*< 7,554 >*	*< 100,949 >*
Trading profits	196,726	75,312	121,414
Other operating income	194,653	42,302	152,351
<Gains on foreign exchanges>	*< 6,822 >*	*< (3,639) >*	*< 10,461 >*
<Gains on sales of bonds>	*< 174,871 >*	*< 48,658 >*	*< 126,213 >*
Other income	100,754	13,950	86,804
<Gains on sales of stocks>	*< 51,205 >*	*< (3,051) >*	*< 54,256 >*

	FY2002	Change	FY2001
Ordinary expenses	3,015,213	(311,966)	3,327,179
Interest expenses	423,804	(293,887)	717,691
<Interest on deposits>	*< 145,905 >*	*< (178,281) >*	*< 324,186 >*
<Interest on negotiable certificates of deposit>	*< 6,350 >*	*< (8,082) >*	*< 14,432 >*
<Interest on borrowed money>	*< 106,891 >*	*< (30,009) >*	*< 136,900 >*
Fees and commissions	84,124	9,162	74,962
<Fees and commissions on domestic and foreign exchanges>	*< 21,077 >*	*< 349 >*	*< 20,728 >*
Trading losses	725	600	125
Other operating expenses	47,980	(13,333)	61,313
<Losses on sales of bonds>	*< 37,034 >*	*< (13,510) >*	*< 50,544 >*
<Losses on redemption on bonds>	*< 8 >*	*< (2,823) >*	*< 2,831 >*
<Losses on devaluation on bonds>	*< 2,169 >*	*< (3,535) >*	*< 5,704 >*
General and administrative expenses	671,639	(33,488)	705,127
Other expenses	1,786,938	18,982	1,767,956
<Transfer to reserve for possible loan losses>	*< 614,628 >*	*< (545,201) >*	*< 1,159,829 >*
<Write-offs of loans>	*< 284,418 >*	*< (945) >*	*< 285,363 >*
<Transfer to reserve for losses on loans sold>	*< 15,245 >*	*< (21,789) >*	*< 37,034 >*
<Losses on sales of stocks>	*< 159,448 >*	*< 105,142 >*	*< 54,306 >*
<Losses on devaluation of stocks>	*< 527,465 >*	*< 396,757 >*	*< 130,708 >*

(Notes) 1. Amounts less than JPY 1million have been omitted.

2. Figures for FY2002 include the former SMBC's profits and losses before merger, from April 1, 2002 to March 16, 2003, comparable to the figures for FY2001.
(The former SMBC was dissolved on Mar. 17, 2003 due to the merger with Wakashio Bank, therefore profits and losses before merger, from April 1, 2002 to March 16, 2003, are not included in the new SMBC's statement of income for FY2002.)